Exhibit 99.4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting (the “Meeting”) of the holders (“Shareholders”) of Common Shares (“Common Shares”) of ARC Resources Ltd. (the “Corporation”) will be held at the Ballroom in the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, on Thursday, the 30th day of April, 2015, at 10:00 a.m. (mountain standard time) for the following purposes:

1.	To receive and consider the Consolidated Financial Statements of the Corporation for the year ended December 31, 2014 and the auditors’ report thereon.
2.	To elect the Directors of the Corporation.
3.	To appoint the auditors of the Corporation.
4.	To consider and, if thought fit, approve a resolution to accept the Corporation’s approach to executive compensation.
5.	To consider and, if thought fit, approve a resolution to adopt a Long Term Restricted Share Award Plan.
6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Registered Shareholders of the Corporation who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

1.	By mail to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5;
2.	By hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
3.	By facsimile to (416) 263-9524 or 1-866-249-7775.

Alternatively, you may vote through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). You will require your 15 digit control number found on your proxy form to vote through the internet or by telephone.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial or non-Registered Shareholders should follow the instructions on the voting instruction form provided by their intermediaries with respect to the procedures to be followed for voting at the Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 16, 2015.

DATED at Calgary, Alberta, this 12th day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

Myron M. Stadnyk
President and Chief Executive Officer

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ARC RESOURCES LTD.

INFORMATION CIRCULAR – PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, APRIL 30, 2015

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (“Information Circular”) is furnished in connection with the solicitation of proxies by Management of ARC Resources Ltd. (the “Corporation” or “ARC”), for use at the Annual and Special Meeting of the holders (the “Shareholders” or “shareholders”) of Common Shares (“Common Shares”) of the Corporation (the “Meeting”) to be held on the 30th day of April, 2015, at 10:00 a.m. (mountain standard time) in the Ballroom at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 16, 2015 (the “Record Date”). Only shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided, however, that if any shareholder transfers Common Shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that such transferee owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors or officers of the Corporation. Each shareholder has the right to appoint a proxy holder other than the nominees of management, who need not be a shareholder, to attend and to act for and on behalf of the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

NOTICE-AND-ACCESS

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders (as defined below) but not in respect of mailings to its Registered Shareholders (as defined below). The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an

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Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. In relation to the Meeting, Registered Shareholders will receive a paper copy of each of a notice of the Meeting, this Information Circular and a form of proxy whereas Beneficial Shareholders will receive a Notice-and-Access Notification and a request for voting instructions. Furthermore, a paper copy of the Financial Information in respect of the most recent financial year of the Corporation will be mailed to Registered Shareholders as well as to those Beneficial Shareholders who have previously requested to receive them.

The Corporation will be delivering proxy-related materials directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge (as defined below) and intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of its Common Shares.

VOTING INFORMATION

REGISTERED SHAREHOLDER VOTING INFORMATION

You are a Registered Shareholder (a “Registered Shareholder”) if your name appears on your share certificate.

Registered Shareholders who are eligible to vote can vote their Common Shares either in person at the Meeting or by proxy.

For your Common Shares to be voted by proxy, you must complete, date and sign the enclosed form of proxy and return it by mail, hand delivery or fax to our transfer agent, Computershare Trust Company of Canada. Registered Shareholders are also entitled to vote their Common Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15-digit control number found on your proxy form.

In order to be valid and acted upon at the Meeting, forms of proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

BENEFICIAL SHAREHOLDER VOTING INFORMATION

Most shareholders of the Corporation are "beneficial owners" who are non-registered Shareholders. You are a beneficial shareholder (a "Beneficial Shareholder") if you beneficially own Common Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name. As required by Canadian securities laws, you will receive a request for voting instructions for the number of Common Shares held.

Beneficial Shareholders may vote their Common Shares either in person at the Meeting or by proxy.

For your Common Shares to be voted by proxy, you must carefully follow the instructions on the request for voting instructions that is provided to you including completing, dating and signing the request for voting instructions and returning it by mail, hand delivery or fax as directed. Beneficial Shareholders are also entitled to vote their Common Shares through the internet or by telephone by carefully following the instructions on the voting instruction form.

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In order to be valid and acted upon at the Meeting, voting instructions as well as votes by internet and telephone must be received in each case not less than 72 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Beneficial Shareholders may also vote in person at the Meeting by completing the following steps: (a) insert your own name in the space provided in the request for voting instructions or mark the appropriate box on the request for voting instructions to appoint yourself as the proxy holder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting.

REVOCABILITY OF PROXY

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation and mailing of the proxy-related materials for the Meeting will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy by the management nominees shall be voted at the Meeting in respect of the matters to be acted upon and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the enclosed form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified therein and in the Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value (defined in this Information Circular as “Common Shares”). As at March 12, 2015, there were 338,591,344 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every shareholder present in person or by proxy has one vote for each Common Share of which such shareholder is the registered holder.

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The Corporation is also authorized to issue 50 million preferred shares without nominal or par value issuable in series. As at March 12, 2015, there were no preferred shares issued and outstanding.

When any Common Share is held jointly by several persons, one of those holders present at the Meeting may, in the absence of the others, vote such Common Share but if two or more of those persons are present at the Meeting, in person or by proxy, vote, they shall vote as one on the Common Share jointly held by them.

To the knowledge of the Directors and executive officers of the Corporation, there is no person or corporation which beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares of the Corporation which may be voted at the Meeting.

As at March 12, 2015, the percentage of Common Shares of the Corporation that are beneficially owned, or controlled or directed, directly or indirectly, by all Directors and officers of the Corporation as a group is 0.7% (2,506,026 Common Shares).

QUORUM FOR MEETING AND APPROVAL REQUIREMENTS

At the Meeting, a quorum shall consist of two (2) or more persons present and holding or representing by proxy not less than 25% of the outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution at the Meeting.

REQUEST FOR MATERIALS

Beneficial Shareholders who wish to receive a paper copy of the Information Circular and/or the Financial Information should contact Broadridge Investor Communications Corporation (“Broadridge”) at the toll-free number 1-877-907-7643 at any time up to and including the date of Meeting or any adjournment thereof. In order to allow Beneficial Shareholders a reasonable time to receive paper copies of the Information Circular and related materials and to vote their Common Shares, any Beneficial Shareholders wishing to request paper copies as described above should ensure that such request is received by 5:00 p.m. (mountain standard time) on April 20, 2015. A Beneficial Shareholder may also call the Corporation at 1-888-272-4900 (toll free) to obtain additional information about the Notice-and-Access Provisions.

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MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation provide for a minimum of three (3) Directors and a maximum of twelve (12) Directors. There are currently ten (10) Directors. All of the current Directors have been elected or appointed for a term ending immediately prior to the Meeting or any adjournment thereof. The ten (10) nominees for election as Directors of the Corporation by shareholders (“Director Nominees”) are as follows:

Mac H. Van Wielingen	Harold N. Kvisle
John P. Dielwart	Kathleen M. O’Neill
Fred J. Dyment	Herbert C. Pinder, Jr.
Timothy J. Hearn	William G. Sembo
James C. Houck	Myron M. Stadnyk

If for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee in their sole discretion unless the shareholder has specified therein that its Common Shares are to be withheld from voting on the election of Directors. At the 2014 Annual Meeting of Shareholders, this resolution was approved with shares voted in favour for the individual Directors ranging from 85.76% to 99.88%.

The term of office of each Director Nominee will be from the date of the Meeting until the next annual meeting or until his or her successor is elected or appointed.

See “Director Nominees” in this Information Circular for additional information on the Director Nominees.

The Board of Directors unanimously recommends that the shareholders vote FOR the election of each of the Director Nominees and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the election of each of the Director Nominees.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will consider an ordinary resolution to appoint the firm of Deloitte LLP, Independent Registered Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders. At the 2014 Annual Meeting of Shareholders, this resolution was approved with 99.43% of shares voted in favour.

See “Corporate Governance Disclosures - Committee Mandates and Responsibilities - Audit Committee” in this Information

Circular for additional information regarding the fees paid to our external auditors in 2014.

The Board of Directors unanimously recommends that the shareholders vote FOR the appointment of auditors and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the appointment of auditors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular.

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After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board of Directors has determined to continue to provide shareholders with a “Say on Pay” advisory vote at the Meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the 2015 Annual Meeting of shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board of Directors believes that it is essential for the shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board of Directors. At the 2014 Annual Meeting of Shareholders, this resolution was approved with 97.59% of shares voted in favour.

The Board of Directors unanimously recommends that the shareholders vote FOR the advisory vote on executive compensation and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the advisory vote on executive compensation.

LONG TERM RESTRICTED SHARE AWARD PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption by ARC of a Long Term Restricted Share Award Plan.

The Long Term Restricted Share Award Plan is a share based compensation plan for officers and employees which results in the issuance of common shares with long-term vesting criteria over a ten year term. The long-term nature of the plan is intended to encourage executives to always think and act with a long-term orientation, specifically regarding long-term strategy development and execution. The plan is designed to further align executive compensation with the long-term interests of ARC and its shareholders.

See “Long Term Restricted Share Award Plan” in this Information Circular for additional details regarding the Long Term Restricted Share Award Plan and the ordinary resolution.

A copy of the Long Term Restricted Share Award Plan is attached to this Information Circular as Schedule F.

The Board of Directors unanimously recommends that the Shareholders vote FOR the ordinary resolution to approve the long term restricted share award plan and unless instructed otherwise, the person named on the proxy will vote FOR the ordinary resolution.

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DIRECTOR NOMINEES

The following pages set out the names of the proposed nominees for election as Directors, defined earlier in this Information Circular as “Director Nominees”, together with their age, place of primary residence, principal occupation, year first elected or appointed as a Director, membership on Committees of the Board of Directors as at December 31, 2014, attendance at Board and Committee meetings during 2014, Directorships of other public and private entities and votes for and withheld at the 2014 Annual Meeting of Shareholders (the “2014 AGM”). Also indicated for each Director Nominee is the number of Common Shares and share equivalents beneficially owned, or controlled or directed, directly or indirectly, on December 31, 2014 and, as at such date, the value of such Common Shares and share equivalents.

The Board of Directors has determined that all of the Director Nominees with the exception of John P. Dielwart and Myron M. Stadnyk are independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practice of the Canadian Securities Administrators (“NI 58-101”).

Mac H. Van Wielingen, HBA
Mr. Van Wielingen is the Chairman and founder of ARC Resources. He is also a founder and director of ARC Financial Corporation, a private equity investment management company focused on the energy sector in Canada. Additionally, Mr. Van Wielingen is President of Viewpoint Capital Corporation, a private family-owned investment company, and President of Viewpoint Foundation, a private charitable foundation. In 2012, Mr. Van Wielingen co-founded the Centre for Advanced Leadership in Business at the Haskayne School of Business (University of Calgary), and today serves as the Chair for the Centre. He holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University. Mr. Van Wielingen is active in various capacities in the community and the not-for-profit sector.
Independent Businessman Calgary, Alberta, Canada Age: 61 Director Since: 1996 Independent
Board and Committee Membership (1)	Membership	Meeting Attendance
	Chairman of the Board	(6/7) 86%
	Human Resources and Compensation	(8/9) 89%
	Policy and Board Governance	(5/5) 100%
	Risk	(5/5) 100%
	Total	(24/26) 92%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Alberta Investment Management Corporation (AIMco)
ARC Financial Corporation
Viewpoint Capital Corporation
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	131,855,173	98.38
Votes Withheld	2,172,961	1.62
Common Shares and Share Equivalents (2)	Number	Total Value
	787,521	$ 19,814,028

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John P. Dielwart, B.Sc., P.Eng.
Mr. Dielwart is a founding member of ARC Resources and held the position of Chief Executive Officer until January 1, 2013. Currently, he is Vice-Chairman and Director of ARC Financial Corp., Canada's leading energy-focused private equity manager. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada. He began his career with a major oil and natural gas company in Calgary. Mr. Dielwart received a Bachelor of Science with Distinction (Civil Engineering) degree from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA). Mr. Dielwart is a Past-Chairman of the Board of Governors for the Canadian Association of Petroleum Producers (CAPP) and is the Board Co-Chair at the Sheldon Kennedy Child Advocacy Centre.
Vice-Chairman of ARC Financial Corporation Calgary, Alberta, Canada Age: 62 Director Since: 1996 Non-Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Health, Safety and Environment (Chair)	(4/4) 100%
	Risk	(5/5) 100%
	Total	(16/16) 100%
Current Board Membership Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	ARC Financial Corporation
	Denbury Resources Inc.	Modern Resources Ltd.
	Tesco Corporation	Aspen Leaf Energy Ltd.
TransAlta Corporation
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,397,571	99.53
Votes Withheld	630,563	0.47
Common Shares and Share Equivalents (2)	Number	Total Value
	413,056	$ 10,392,489

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Fred J. Dyment, CPA, CA
Mr. Dyment has over 40 years of extensive experience in the oil and gas industry and is currently an independent businessman. He has held positions as President and Chief Executive Officer for Maxx Petroleum and President and Chief Executive Officer of Ranger Oil Limited. Mr. Dyment received a Chartered Accountant designation from the province of Ontario in 1972.
Independent Businessman Calgary, Alberta, Canada Age: 66 Director Since: 2003 Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Audit	(5/5) 100%
	Reserves	(4/4) 100%
	Risk (Chair)	(5/5) 100%
	Total	(21/21) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Avalon Oil & Gas Ltd.
Tesco Corporation
Transglobe Energy Corporation
WesternZagros Resources Ltd.
Major Drilling Group International Inc.
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	114,947,928	85.76
Votes Withheld	19,080,206	14.24
Common Shares and Share Equivalents (2)	Number	Total Value
	68,193	$ 1,715,736

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Timothy J. Hearn, B.Sc.
Mr. Hearn is a retired Chairman, President and Chief Executive Officer of Imperial Oil Limited. He has over 40 years of experience in oil and gas with Imperial Oil. During his time with Imperial Oil he held increasingly senior positions, including President of Exxon Mobil Chemicals, Asia Pacific, and Vice President of Human Resources for Exxon Mobil Corporation. Mr. Hearn holds a Bachelor of Science from the University of Manitoba. He brings extensive corporate board experience to ARC. In addition to his work on corporate boards, Mr. Hearn is a member of the Advisory Board of the Public Policy School at the University of Calgary. Previously, he has served as the Chairman of the board of directors of the C.D. Howe Institute and the Calgary Homeless Foundation and was a member of the Canada Council of Chief Executives.
Independent Businessman Calgary, Alberta, Canada Age: 70 Director Since: 2011 Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Health, Safety and Environment	(4/4) 100%
	Human Resources and Compensation (Chair)	(9/9) 100%
	Policy and Board Governance	(5/5) 100%
	Total	(25/25) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Royal Bank of Canada
CGI Group Inc.
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,508,404	99.83
Votes Withheld	222,730	0.17
Common Shares and Share Equivalents (2)	Number	Total Value
	116,978	$ 2,943,166

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James C. Houck, B.Sc., MBA
Mr. Houck has over 35 years of diversified experience in the oil and gas industry. Most recently, he held the position as President and Chief Executive Officer of the Churchill Corporation, a construction and industrial services company. Previously he was President and Chief Executive Officer of Western Oil Sands. The greater part of his career was spent with ChevronTexaco Inc., where he held a number of senior management and officer positions, including President, Worldwide Power and Gasification Inc., and Vice President and General Manager, Alternate Energy Department. Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations. Mr. Houck has a Bachelor of Engineering Science from Trinity University in San Antonio and a Masters in Business Administration from the University of Houston.
Independent Businessman Calgary, Alberta, Canada Age: 67 Director Since: 2008 Independent
Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Audit	(5/5) 100%
	Reserves (Chair)	(4/4) 100%
	Risk	(5/5) 100%
	Total	(21/21) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
WesternZagros Resources Ltd.
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,559,467	99.65
Votes Withheld	468,667	0.35
Common Shares and Share Equivalents (2)	Number	Total Value
	42,849	$ 1,078,081

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Harold N. Kvisle, B.Sc., P.Eng., MBA
Mr. Kvisle is currently the President and Chief Executive Officer of Talisman Energy. He has over 35 years of experience and has worked in both the oil and gas, and the utilities and power industries. Mr. Kvisle joined TransCanada Corporation in 1999 where he held the position of President and Chief Executive Officer from 2003 until 2010. Prior to joining TransCanada, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle holds a Bachelor of Science in Engineering from the University of Alberta and a Masters in Business Administration from the University of Calgary. Mr. Kvisle is the former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors.
President and Chief Executive Officer Talisman Energy Inc. Calgary, Alberta, Canada Age: 62 Director Since: 2009 Independent

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Human Resources and Compensation	(8/9) 88%
	Policy and Board Governance	(5/5) 100%
	Total	(20/21) 95%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Talisman Energy Inc. Northern Blizzard Resources Inc.
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	132.870.268	99.14
Votes Withheld	1.157.866	0.86

Common Share and Share Equivalents (2)	Number	Total Value
	67,580	$ 1,700,313

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Kathleen M. O’Neill, B.Comm, FCPA, FCA
Ms. O’Neill is a Corporate Director and has extensive experience in accounting and financial services. Previously, she was an Executive Vice-President of the Bank of Montreal (BMO) Financial Group with accountability for a number of major business units. Prior to joining BMO Financial Group in 1994, she was a partner with PricewaterhouseCoopers. Ms. O'Neill is an FCPA, FCA (Fellow of Institute of Chartered Accountants) and has an ICD.D designation from the Institute of Corporate Directors. Ms. O'Neill was a member of the Steering Committee on Enhancing Audit Quality sponsored by the Canadian Institute of Chartered Accountants and the Canadian Public Accountability Board. Ms. O’Neill is the past Chair of St Joseph’s Health Centre and St Joseph’s Health Centre Foundation of Toronto. In 2014, Ms. O’Neill was awarded Canada's Most Powerful Women: Top 100 Award by the Women's Executive Network.
Independent Business Person Toronto, Ontario, Canada Age: 61 Director Since: 2009 Independent

Board Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Audit (Chair)	(5/5) 100%
	Health, Safety and Environment	(4/4) 100%
	Risk	(5/5) 100%
	Total	(21/21) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Cadillac Fairview
Finning International Inc.
Invesco Canada Funds (Invesco Canada Fund Inc. and Invesco Corporate Class Inc.)
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,804,910	99.83
Votes Withheld	223,224	0.17
Common Shares and Share Equivalents (2)	Number	Total Value
	44,931	$ 1,130,464

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Herbert C. Pinder, Jr., B.A., L.L.B., MBA
Mr. Pinder is the President of Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. Previously, he managed a family business as President of Pinder Drugs. He is an experienced corporate director and brings a varied business background to ARC. Mr. Pinder has a Bachelor of Arts degree from the University of Saskatchewan, a Bachelor of Law degree from the University of Manitoba and Masters in Business Administration degree from Harvard University Graduate School of Business. Mr. Pinder is a Director of Board of the Fraser Institute and the Chairman of the Business of Hockey Institute.
Independent Businessman Saskatoon, Saskatchewan, Canada Age: 68 Director Since: 2006 Independent

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Human Resources and Compensation	(9/9) 100%
	Policy and Board Governance (Chair)	(5/5) 100%
	Reserves	(4/4) 100%
	Total	(18/18) 100%
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Cavalier Enterprises Ltd.
Tournament Exploration Ltd.
Astra Oil Corp.
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,767,042	99.81
Votes Withheld	261,092	0.19
Common Shares and Share Equivalents (2)	Number	Total Value
	121,124	$ 3,047,480

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William G. Sembo, B.A.
Mr. Sembo has over 40 years of industry experience. He retired from his role as Vice Chairman at RBC Capital Markets LLC in 2013. Mr. Sembo has spent the majority of his career in energy investment banking and has expertise in investment banking, corporate credit and mergers and acquisitions. Prior to joining RBC in 1986, Mr. Sembo held Corporate Finance and Financial Planning positions with Toronto Dominion Bank and Asamera Inc., respectively. Mr. Sembo has a Bachelor of Arts in Economics from the University of Calgary. He brings extensive capital markets expertise as well as a broad base of corporate governance experience to ARC, having served as a director for both private and public boards as well as numerous not-for-profit organizations.
Independent Businessman Calgary, Alberta, Canada Age: 61 Director Since: 2013 Independent

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	(7/7) 100%
	Audit	(5/5) 100%
	Reserves	(4/4) 100%
	HSE (Past) (3)	(2/2) 100%
	Total	(16/16) 100%
Current Public Board Membership	Public Boards	Private Boards
	ARC Resources Ltd.	OMERS Energy Services LP
	Canadian Utilities Ltd.	CEDA International Corporation
Calgary Scientific Inc.
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,861,377	99.88
Votes Withheld	166,757	0.12
Common Shares and Share Equivalents (2)	Number	Total Value
	14,431	$ 363,084

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Myron M. Stadnyk, B.Sc., P.Eng.

Mr. Stadnyk is President and Chief Executive Officer of ARC and has overall Management responsibility for the Corporation. Mr. Stadnyk joined ARC in 1997, as the Corporation’s first operations employee, and in 2005 was appointed Senior Vice President, Operations and Chief Operating Officer. From 2009 to December 31, 2012, he held the position of President and Chief Operating Officer. Prior to joining ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations. He holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management program. Mr. Stadnyk joined ARC’s Board of Directors in 2013. He is a member of the Association of Professional Engineers and Geoscientists of Alberta, Saskatchewan, Manitoba and British Columbia and currently serves as a Governor for the Canadian Association of Petroleum Producers. Mr. Stadnyk is a member of the board of directors for STARS (Shock Trauma Air Rescue Society) Ambulance.

President and Chief Executive Officer ARC Resources Ltd. Calgary, Alberta, Canada Age: 52 Director Since: 2013 Management Director

Board and Committee Membership (1)	Membership	Meeting Attendance
	Board	100%
	Mr. Stadnyk is not a member of any Committees, however he attended substantially all of the Committee meetings during 2014.
Current Board Directorships	Public Boards	Private Boards
	ARC Resources Ltd.	Nil
Voting Results of 2014 AGM	Number of Votes	% of Votes
Votes For	133,814,590	99.84
Votes Withheld	209,589	0.16
Common Shares and Share Equivalents (2)	Number	Total Value
	297,949	$ 7,496,397

(1)	Committee membership as at December 31, 2014. Subsequent to year end 2014, Mr. Dyment ceased to be a member of the Audit Committee.
(2)	See “Share Ownership Requirements” for detailed breakdown of Common Shares and share equivalents for 2014 and 2013. Share equivalents includes DSUs issued under the Directors Deferred Share Unit Plan as at December 31, 2014. Share equivalents does not include PSUs issued under the RSU and PSU Plan and options issued under the Share Option Plan to Mr. Dielwart and Mr. Stadnyk.
(3)	Indicates past committees that the Director was a member of during 2014 and attended certain meetings but was no longer a member of such committees as at December 31, 2014 due to changes in committee composition during 2014. Mr. Sembo was a member of the Health, Safety and Environment Committee for the period April 30, 2014 through November 5, 2014, during which time there were two meetings of the Health, Safety and Environment Committee.

MAJORITY VOTING FOR DIRECTORS

The Board has adopted a policy stipulating that if the votes in favour of the election of a Director Nominee at a Shareholders' Meeting represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the Policy and Board Governance Committee's consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable shareholders’ meeting. Resignations will be accepted except in situations where special circumstances would warrant the applicable Director’s continuation as a Board member. The nominee will not participate in any Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested Director elections.

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REMUNERATION OF DIRECTORS

DIRECTOR COMPENSATION PHILOSOPHY AND OBJECTIVES

The compensation program for ARC’s non-management Directors is designed to attract and retain high quality individuals with the experience and capability to meet the responsibilities of a Board member and to align the interests of Directors with the interests of shareholders. The Board reviews Directors’ compensation on a biennial basis through an analysis of the proxy circulars of other oil and gas companies together with a review of director compensation surveys performed by third parties, to ensure that the composition of ARC’s compensation program is appropriate and that total compensation is competitive in order to attract well qualified board members.

For the purposes of benchmarking director compensation, ARC reviews and considers data from a group of Canadian energy industry peers. The peer group is determined based on production levels, total enterprise value, and nature and location of operations to ensure consistency and relevancy of the comparison. The following table lists the companies which were included in ARC’s 2014 proxy peer group for purposes of benchmarking director compensation.

Proxy Peer Group - Canadian Oil and Gas Production Companies
Baytex Energy Corporation	Penn West Petroleum Ltd.
Bonavista Energy Corporation	Pengrowth Energy Corporation
Canadian Oil Sands Limited	Peyto Exploration & Development Corporation
Crescent Point Energy Corporation	Talisman Energy
Enerplus Corporation	Tourmaline Oil Corporation
MEG Energy Corporation	Trilogy Energy Corporation
Paramount Resources Ltd.	Vermilion Energy Inc.

ARC's compensation program for non-management Directors consists of both a cash component and an equity component paid in the form of Deferred Share Units ("DSUs"). The maximum cash component received is 40% of a non-management Director’s total compensation, with the remaining compensation received in the form of the DSUs.

A non-management Director may elect to receive all of his or her compensation in the form of DSUs, therefore, a Director may receive up to 100% of his or her total compensation in the form of DSUs. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. For additional information on the DSU Plan and the terms of the DSUs, see “Equity Based Compensation” below as well as Schedule E to this Information Circular.

The payment of Board and Committee cash retainers and granting of DSUs occurs on a quarterly basis. The two elements of ARC's compensation program for non-management Directors are described below.

BOARD AND COMMITTEE RETAINERS

After careful review of peer data and giving due consideration to the increased workload, responsibilities and expectations on directors, trends in directors’ compensation and the competitive nature of director recruitment in the oil and gas industry, the board approved a change to the composition of directors’ compensation for ARC’s non-management Directors effective July 31, 2014. Cash retainer fees were revised to implement a flat fee for all directors to recognize that all directors are expected to sit on a number of committees and stay current on the affairs of the Corporation. The change in cash retainer fees does not, on average, result in additional cash retainer fees to be paid given that the increase in cash retainer was largely offset by lower

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committee chair retainer fees and the elimination of committee member retainer fees. The total compensation for the Chair, remains unchanged from 2013, with a greater component now required to be taken in the form of DSUs. Average cash compensation for individual directors remained approximately the same, while there was a modest increase to the equity component of total director’s compensation whereby a minimum of 60% of total directors’ compensation is be paid in the form of equity (minimum of 55% prior to the change). The directors’ compensation structure both before and after the change in 2014 is outlined in the following table:

	Annual Compensation
2014 Directors Fees	Jan 1 – July 31, 2014	Aug 1 – Dec 31, 2014
Cash Retainer (1):
Board Chair	$155,000	$166,000
Board Member	$55,000	$88,000
Audit Committee Chair	$25,000	$10,000
Human Resources and Compensation Committee Chair	$17,500	$6,000
Other Committee Chair	$12,500	$6,000
Committee Member	$10,000	-
Equity Compensation	125% of Cash Retainer	150% of Cash Retainer
Total Director Compensation (2)	45% Cash / 55% Equity	40% Cash / 60% Equity

(1)	Amount payable per year.

(2)	A non-management Director may elect to receive all of his or her total compensation in the form of DSUs, therefore, a Director may receive up to 100% of his or her total compensation in the form of DSUs.

EQUITY BASED COMPENSATION

ARC believes that equity based compensation for Directors provides for greater alignment of the interests of Directors and shareholders. ARC’s non-management Directors receive equity based compensation in the form of DSUs which are notional shares granted to the Director and are linked directly to the share price performance from the grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a Director. In addition, each time that dividends are paid on the Common Shares, the number of DSUs in the Directors’ DSU account is increased to reflect the value of dividends that are paid on the notional underlying Common Shares.

The number of DSUs awarded to non-management Directors from time-to-time is calculated by dividing the value of the award by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of grant. On the date that a holder of DSUs ceases to be a Director of ARC, he or she has until December 1st in the calendar year following the date on which the holder ceases to be a Director to redeem his or her awards in exchange for a cash payment equal to the number of DSUs held multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days prior to the date of settlement.

Non-management Directors are not eligible to participate in the RSU and PSU Plan and are not eligible to receive stock options.

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TOTAL DIRECTOR COMPENSATION

The following table details total compensation paid to each non-management Director during 2014.

Director(1)	Board Chair or Member Retainer	Committee Chair Retainer	Committee Member Retainer	Total Cash Retainer Fees Earned	Equity (DSUs)(2)	Total Compensation	Portion taken as Cash	Portion taken as DSUs(3)
Van Wielingen	$159,082	$-	$17,342	$176,425	$239,639	$415,794	$-	$415,794
Dielwart	$68,636	$9,737	$11,562	$89,935	$122,947	$212,882	$-	$212,882
Dyment	$68,636	$9,737	$17,342	$95,700	$130,214	$225,914	$95,768	$130,145
Hearn	$68,636	$12,627	$17,342	$98,590	$133,865	$232,456	$98,654	$133,802
Houck	$68,636	$9,737	$17,342	$95,700	$130,214	$225,914	$73,207	$152,707
Kvisle	$68,636	$-	$11,562	$80,195	$110,060	$190,255	$-	$190,255
O’Neill	$68,636	$18,637	$17,342	$104,600	$141,854	$246,454	$55,437	$191,016
Pinder	$68,636	$9,737	$17,342	$95,718	$130,264	$225,983	$-	$225,983
Sembo	$68,636	$-	$13,260	$81,881	$111,854	$193,735	$81,724	$112,011
Total	$708,094	$70,212	$140,438	$918,744	$1,250,641	$2,169,385	$404,790	$1,764,595

(1)	Excludes Mr. Stadnyk as he was a management Director during 2014.
(2)	This amount is equal to approximately 150% of the amount of Total Cash Retainer Fees Earned, and must be taken as DSUs (125% of Total Cash Retainer Fees before July 31, 2014).
(3)	Approximately 60% of a Director's Total Compensation is paid in DSU’s (55% before July 31, 2014), the remaining portion of approximately 40% (45% before July 31, 2014) may be paid in cash or the Director may elect to increase the percentage of DSUs.

EQUITY BASED AWARDS – OUTSTANDING AND VESTED DURING 2014

The following table sets forth information in respect of the number and value of DSU awards held by non-management Directors which were outstanding and were fully vested as at December 31, 2014.

Director(1)	Number of DSUs	Estimated Payout Value of DSUs(2)
Van Wielingen	69,081	$1,738,078
Dielwart	12,134	$305,291
Dyment	21,006	$528,511
Hearn	16,228	$408,296
Houck	23,089	$580,919
Kvisle	29,080	$731,653
O’Neill	26,285	$661,331
Pinder	36,681	$922,894
Sembo	4,431	$111,484

(1)	Excludes Mr. Stadnyk as he was a management Director during 2014.
(2)	Calculated based on the closing price of the Common Shares on December 31, 2014 of $25.16 multiplied by the number of DSUs on such date adjusted to reflect cash dividends on the underlying Common Shares for the period from the grant date to December 31, 2014. DSUs vest immediately upon grant but cannot be redeemed until death or retirement of the Director.

The table above does not include any share based compensation which was outstanding and held by Mr. Dielwart, as at December 31, 2014, other than DSUs which were awarded to him in his capacity as a non-management Director. Mr. Dielwart however does continue to hold PSUs and stock options which were awarded to him in relation to his former role as Chief Executive Officer (“CEO”). In particular, as at December 31, 2014, Mr. Dielwart held an aggregate 87,277 unvested PSUs which had a median value of approximately $2,195,889 (range of $nil to $4,391,779 subject to a performance multiplier that may vary from zero to two). Mr. Dielwart also held an aggregate 148,748 unvested stock options which had a value of approximately $894,350. These values have been calculated in the same manner that ARC has valued the unvested PSUs and unvested stock options held by its Named Executive Officers as described later in this Information Circular under "2014 Executive Compensation". As a Director, Mr. Dielwart

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is no longer eligible to receive PSUs and Options, but the PSUs and Options he received during his tenure as CEO will continue to vest under the terms and conditions of those plans.

The table above also does not include any share based compensation held by Mr. Dielwart which vested during 2014 other than DSUs which were awarded to him in his capacity as a non-management Director. Mr. Dielwart held PSU’s which vested during 2014 and which were awarded to him during his tenure as CEO. During 2014, 55,947 PSUs held by Mr. Dielwart vested with a value of $3,323,152 as calculated in the same manner that ARC has valued the PSUs which vested during 2014 and were held by its Named Executive Officers as described under “2014 Executive Compensation”.

SHARE OWNERSHIP REQUIREMENTS

In order to align the interests of Directors with those of the shareholders, each non-management Director is required to own a minimum of 20,000 Common Shares or share equivalents of the Corporation after having been on the Board for five years. A minimum of 10,000 Common Shares or share equivalents must be held after three years on the Board. The Board of Directors considered an ownership requirement based on a multiple of fees received but determined that setting a numeric threshold of 20,000 Common Shares or share equivalents, that at the time was approximately equal to three times the cash retainer fees for the Chairman of the Board and in excess of four times the cash retainer fees for other Board members, was appropriate. As at December 31, 2014, and as outlined in the following page, all non-management Directors meet or exceed the minimum share ownership requirement. Management Directors are subject to separate share ownership requirements which are outlined in the “Compensation Discussion and Analysis” section of this Information Circular.

Director	Year Ended December 31	Common Shares	DSUs(1)	Total Common Shares and share equivalents	Total Market value of Common Shares and share equivalents(2)	Value at risk as multiple of Cash Retainer Fees Earned(3)	Meets Minimum Share Ownership Guidelines(3)
Van Wielingen	2014	718,440	69,081	787,521	$19,814,028	112	yes
	2013	718,440	52,454	770,894	$22,795,336	123	yes
Dielwart (4)	2014	400,922	12,134	413,056	$10,392,489	116	yes
	2013	390,665	4,501	395,166	$11,685,059	213	yes
Dyment	2014	47,187	21,006	68,193	$1,715,736	18	yes
	2013	47,187	15,208	62,395	$1,845,020	19	yes
Hearn	2014	100,750	16,228	116,978	$2,943,166	30	yes
	2013	79,850	11,101	90,951	$2,689,421	26	yes
Houck	2014	19,760	23,089	42,849	$1,078,081	11	yes
	2013	19,760	17,053	36,813	$1,088,560	11	yes
Kvisle	2014	38,500	29,080	67,580	$1,700,313	21	yes
	2013	28,000	21,527	49,527	$1,464,513	20	yes
O’Neill	2014	18,646	26,285	44,931	$1,130,464	11	yes
	2013	17,868	18,851	36,719	$1,085,781	10	yes
Pinder	2014	84,443	36,681	121,124	$3,047,480	32	yes
	2013	52,103	27,665	79,768	$2,358,740	24	yes
Sembo (5)	2014	10,000	4,431	14,431	$363,084	4	yes (5)
	2013	10,000	478	10,478	$309,834	27	yes (5)

(1)	The number of DSUs reflects dividends paid on Common Shares to December 31, 2014 or 2013, as applicable.
(2)	Value based on closing share price of Common Shares of $25.16 at December 31, 2013 ($29.57 at December 31, 2013).
(3)	Based on total market value of Common Shares and share equivalents including DSUs.
(4)	Mr. Dielwart was the CEO of ARC until December 31, 2012 and became a non-management Director on May 16, 2013.
(5)	Mr. Sembo was appointed to the Board on November 6, 2013. Mr. Sembo meets the minimum share ownership requirement of 10,000 common share and share equivalents within three years on the Board. Mr. Sembo has until November 6, 2018 to accumulate an additional 5,569 shares or share equivalents to meet the minimum share ownership of 20,000 share and share equivalents within five years on the Board.

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LONG TERM RESTRICTED SHARE AWARD PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by ARC of a Long Term Restricted Share Award Plan. A copy of this plan has been attached as Schedule F of this Information Circular

BACKGROUND AND DESCRIPTION OF THE LONG TERM RESTRICTED SHARE AWARD PLAN

At ARC, we believe that our executive team is directly accountable for the enduring success of the company. We want senior leaders to always have a long-term orientation, specifically regarding long-term strategy development and long-term organizational development. Given that the oil and gas industry is volatile and cyclical in nature, it is important that our compensation plans encourage the executive team to focus their strategic thinking and decision making outcomes over broader time horizons. Our primary objective is to sustain a high performance organization that consistently delivers value to all stakeholders over the long-term.

To further emphasize the link between executive compensation and long-term sustainable performance, over the past few years we have shifted our executive pay mix at risk to deliver more compensation in the form of longer term incentives (with potential payouts earned over three to seven year time periods). Specifically in 2013, senior executive base salaries were held flat, bonus target levels were decreased (reducing total cash compensation) and long-term incentive targets were increased where appropriate. Throughout 2014 and into 2015, our Board has worked in collaboration with our independent compensation consultants Mercer (Canada) Limited (“Mercer”), to review opportunities to further align our executive compensation program with the long-term interests of ARC and its shareholders. We considered the following objectives for a potential new addition to our long-term incentive program:

•	Encourage a long-term focus and strong alignment with ARC’s business strategy of risk-managed value creation;

•	Demonstrate strong alignment with shareholder interests;

•	Complement, not replace, existing compensation programs, and fill any competitive compensation gaps;

•	Foster long-term retention of key executives and continuity of leadership through ARC’s executive succession, progression and development plan;

•	Optimize tax effectiveness for both the company and its executives.

We reviewed a number of design alternatives and after carefully considering the advantages and disadvantages of each, we decided to introduce a Long Term Restricted Share Award Plan. Below is a summary of the main features of the proposed plan (more specific terms and conditions are contained in the complete text of the plan which is attached as Schedule F):

•	The plan will allow the Board to grant actual shares, issued from treasury, rather than share equivalents to officers and employees, thereby providing participants with actual equity ownership and promoting further alignment with shareholder interests.

•	Shares issued under the plan will have a 10-year term with one-third (⅓) vesting on each of the eighth, ninth and tenth anniversaries of the date of grant. These extended vesting periods are substantially longer than typical practices in the energy sector and will encourage our executives to think and act with a clear focus on the long-term.

•	Awards will be taxed at the time of grant rather than at the time payments are received. As a result, awards will consist of a cash component intended to help our executives’ pay their upfront taxes and a share component that makes up the remaining portion. To be clear, both components are considered as compensation provided to our executives and will be disclosed as such. ARC will not provide any tax gross ups.

•	Awards will make up a meaningful portion of the total long-term incentive and total compensation for our executives. When combined with our existing PSUs and stock options, which have different terms and vesting conditions, the Board will be able to apply a broad range of equity instruments to compensate our executives through the medium to long-term.

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•	Generally, share awards will only vest in full if the executive remains employed for the duration of the 10-year period. The long-term nature of this plan fosters retention and ensures there will be significant alignment with long-term shareholder interests.

•	In the event of retirement, share awards will generally continue to vest on either a pro-rata basis (if the executive has reached age 55 but not yet reached age 62) or in full (if the executive has reached age 62) on their regularly scheduled timeframe. This further ensures our executives will make decisions that are aligned with, and positively impact, ARC’s long-term value creation strategy while they are employed as well as after retirement from ARC.

•	If a participant voluntarily resigns, is terminated for cause or is terminated without cause, generally, all unvested share awards will be forfeited and returned to the Corporation.

•	Share awards will not vest automatically in the event of a change of control as they will be subject to a “double trigger”. Generally, accelerated vesting will only occur in circumstances where there is both a change of control along with a termination event within two years of the change of control.

•	Dividends paid on share awards will remain in the plan and reinvested to purchase additional shares throughout the restriction period. This supports our long-term orientation and aligns with shareholder interests.

•	Unvested share awards (including dividends paid on such shares) will be held in trust by a third party trustee.

•	The plan will allow the issue of share awards for up to a maximum of 1,600,000 ARC’s common shares (representing 0.5% of our issued and outstanding shares as of March 12, 2015).

•	The number of Common Shares issuable pursuant to share awards granted under the plan shall be issued from treasury at a price which is fixed by the Committee as at the time of grant and if the Common Shares are listed on a stock exchange at such time, the issue price of the share awards shall not be less than the Market Price or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

•	The number of Common Shares issuable pursuant to share awards granted under the plan or any other security based compensation arrangements of ARC: (i) to insiders at any time may not exceed 10% of the outstanding ARC common shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding ARC common shares. Share awards granted under the plan are not assignable except in the event of death.

•	Shareholder approval shall be required for amendments to the plan to increase the maximum number of shares reserved for issuance, to increase the maximum number of shares that may be issued to insiders, to allow awards to be granted to directors who are not officers or employees of ARC or to permit a participant to transfer or assign their awards other than in the case of death as well as the cancellation of an outstanding award to a participant and the subsequent issue of a new award to such participant (collectively "Amendment Restrictions") as well as amendments to the Amendment Restrictions.

On February 11, 2015 the Board of Directors of ARC approved, subject to regulatory and shareholder approval, the Long Term Restricted Share Award Plan in substantially the form attached to the Information Circular as Schedule F.

RESOLUTION TO APPROVE THE LONG TERM RESTRICTED SHARE AWARD PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the adoption by ARC of the Long Term Restricted Share Award Plan:

"BE IT RESOLVED THAT the Long Term Restricted Share Award Plan of ARC Resources Ltd., in a form substantially as set forth in Schedule F of the Information Circular and Proxy Statement of ARC Resources Ltd. dated March 12, 2015, be and the same is hereby authorized and approved."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is management's intention to vote the proxies in favour of the foregoing resolution.

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CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices requires that if management of an issuer solicits proxies from its security holders for the purpose of electing Directors that certain prescribed disclosure respecting corporate governance matters be included in its management Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101. The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101.

ABOUT THE BOARD

The Board is responsible for the stewardship of ARC with oversight in several key areas including vision, strategy and leadership, risk management, succession planning, and corporate governance practices. The Board’s duties are set out in the Board Mandate which is reviewed each year and found in Schedule B.

The Board of Directors, in part, performs its mandated responsibilities through the activities of its six Committees outlined below. Each of the six Committees has their own mandate which is reviewed and approved each year. The Audit, Human Resources and Compensation, Policy and Board Governance and Reserves Committees are comprised entirely of independent Directors. The Board of Directors has determined that with the exception of John P. Dielwart, the former CEO of ARC, none of the Directors who serve on any Board Committees have a material relationship with ARC that could reasonably interfere with the exercise of a Director’s independent judgment.

Audit Committee
Human Resources and Compensation Committee (1)
Policy and Board Governance Committee (2)
Health, Safety and Environment Committee (3)
Reserves Committee
Risk Committee
(1)	Referred to as “HRC Committee” or “HRCC”.
(2)	Referred to as “Governance Committee”.
(3)	Referred to as “HSE Committee”.

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board of Directors and members of management hold strategic planning sessions at least annually and revisit strategic planning at each quarterly meeting of the Board of Directors. Significant operational decisions and all decisions relating to the following are made by the Board of Directors:

•	the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount established by the Board of Directors from time-to-time;
•	the approval of capital expenditure budgets
•	the establishment of credit facilities
•	issuances of additional Common Shares
•	the determination of the amount of dividends paid on Common Shares

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The Board of Directors and the Policy and Board Governance Committee have developed position descriptions for the Chair of the Board and the CEO with a view of ensuring that the Board of Directors can operate efficiently on a fully informed basis independent of management. As such, the CEO reports directly to the Board of Directors. The Chair of the Board is an Independent Director and is responsible for managing the affairs of the Board and its Committees, including ensuring the Board of Directors is organized properly, functions effectively and independently of management and meets its obligations and responsibilities.

Strategic Planning Oversight

The Board oversees the development and execution of a longer range strategic plan and a shorter range business plan for ARC’s business which are designed to achieve ARC’s principal objectives and identify the principal strategic and operational opportunities and risks of ARC’s business. To assist the Board of Directors in meeting this responsibility, the agenda for every regularly scheduled board meeting includes a discussion of the progress of the short-term business plan and quarterly results as well as a “Strategy Update” where management provides a review of business development, exploration, financial forecasts, human resources and emerging trends and opportunities. In addition, the Board sets aside two days every year for a strategic planning session where they discuss the long-term plan for the organization in detail.

Risk Oversight

Over the past several years, there has been increasing focus on identification, management, mitigation and reporting of risks. The Board is responsible for the identification of principal risks of the business and to ensure that all reasonable steps are taken to ensure the implementation of appropriate systems and procedures to manage such risks. The Board established a Risk Committee in 2008 to assist the Board of Directors in meeting its responsibilities with respect to risk identification, oversight and mitigation. The Risk Committee maintains a “Business Risk Matrix” which identifies risks to the organization along with a ranking of severity of such risks. The Business Risk Matrix is reviewed at least annually by the Board. ARC has categorized the organizational risks as follows:

Strategic
Financial
Governance, Regulatory/Legal, Compliance
Operational
Culture, Organizational

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The Board has assigned responsibility for specific risk oversight and mitigation to the appropriate committee as outlined below:

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Risk

Identify the principal business, financial, organizational and other risks of the Corporation
Ensure that management, the Board or a Committee takes adequate steps to mitigate risks
Establish accountability for such mitigation

Business environment, commodity price risk, hedging program, credit risk monitoring and mitigation, insurance
Audit	Financial reporting risk oversight Financial compliance risk oversight	Internal Controls, integrity of reporting systems, compliance with financial and regulatory requirements, compliance with financial contractual requirements
HRCC	Talent management and succession risk oversight Compensation risk oversight	Succession planning, compliance with contractual requirements
Governance	Governance and regulatory risk oversight	Compliance with Corporate Governance, legal and regulatory requirements
Reserves	Reserves evaluation and reserves reporting risk oversight	Accuracy and Integrity of Reserves evaluation and reporting, compliance with regulatory requirements
HSE	Health, safety and environment risk oversight Infrastructure integrity and security risk oversight Operational risk oversight	Operational performance monitoring and reporting, compliance with operational regulatory requirements

See “Committee Membership, Mandates, Responsibilities and Other Information” for additional information with respect to the Committee mandates and responsibilities.

Succession Planning

The Board of Directors takes responsibility for senior officer succession planning and specifically, succession planning for the CEO. Succession planning is an agenda item at all quarterly Human Resources and Compensation Committee meetings where the President and CEO provides regular updates on the progression and development of individual executives. Succession planning is frequently a part of the Board agenda and in-camera discussions and is discussed formally at least on an annual basis. At these sessions, the Board of Directors and the President and CEO discuss succession plans and candidates for all senior officer positions, including the CEO role.

The Board of Directors meet for an informal dinner session the evening prior to every regularly scheduled Board meeting. This provides the Board the opportunity to meet in a less formal atmosphere to discuss succession planning, corporate culture and a variety of other topics as well as strengthening the Directors’ collegial working relationship.

The Board of Directors and its Committees have access to senior management on a regular basis as Mr. Stadnyk, the President and CEO, is a Director and attends all meetings of the Board of Directors and its Committees, along with other executive officers who are invited to attend Directors meetings and Committee meetings to provide necessary information to facilitate decision making activities. All executive officers of the Corporation attend the annual strategic planning session providing additional opportunity for the Board to interact with management. The Corporation has also recently added an annual luncheon with the

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Directors where the next level of management below the executive level are in attendance, providing the opportunity for the Board to meet this group of individuals.

The Charter of the Board of Directors and the Mandate of the Board of Directors are attached as Schedules A and B, respectively, and describe in more detail the general duties of the Board, its composition, retirement policies and other matters.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that a majority of the Directors (eight of the ten Directors) standing for election are considered to be independent within the meaning of NI 58-101 (“Independent”), which prescribes that such Director is independent if he or she has no material relationship with the Corporation. A material relationship is a relationship which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors has determined that all of its current Directors, with the exception of John Dielwart and Myron Stadnyk, are independent. John Dielwart retired as CEO of the Corporation on December 31, 2012 and is not considered to be independent. Myron Stadnyk is the current President and CEO of the Corporation and is not independent.

INDEPENDENCE OF BOARD CHAIR

The Board of Directors has determined that the Chair of the Board, Mac Van Wielingen, is an Independent Director within the meaning of NI 58-101. The Board of Directors, in conjunction with the Policy and Board Governance Committee and Mr. Van Wielingen, has developed broad terms of reference for the Chair of the Board of Directors which includes managing and developing a more effective Board, ensuring that such Board of Directors can function independently of management and working with management to monitor and influence strategic management and shareholder and other party relations. ARC believes that having an independent Board Chair fosters strong leadership, robust discussion and effective decisions while avoiding potential conflicts of interest.

INTERLOCKING BOARDS

The Board’s charter does not specifically prohibit interlocking Board positions. The Board prefers to examine each situation on its own merits with a view to examine material relationships which may affect independence. The interlocking Board memberships among our Directors as at March 12, 2015 are outlined below.

Company	Director	Committee Membership
WesternZagros Resources Ltd.	Fred J. Dyment	Director and Chairman of the Board
Audit Committee
Health, Safety, Environment and Security Committee
	James C. Houck	Director
Compensation Committee
Governance Committee (Chair)
Tesco Corporation	John P. Dielwart	Director
Audit Committee
Compensation Committee
	Fred J. Dyment	Director
Audit Committee
Compensation Committee

The Board has determined that the above common Board memberships do not impair the ability of these Directors to exercise independent judgment as a member of our Board of Directors.

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COMMITTEE COMPOSITION

There are six Committees of the Board of Directors, all of which are comprised entirely of Independent Directors, with the exception of the HSE Committee and the Risk Committee on which John Dielwart is either the committee Chair or a member. The following table outlines the composition of the Board Committees as at December 31, 2014.

			Committee Composition as at December 31, 2014
Director	Year Appointed	Independent	Audit	HRCC	Governance	HSE	Reserves	Risk
Independent Directors:
Van Wielingen	1996	√		√	√			√
Dyment	2003	√	√				√	Chair
Hearn	2011	√		Chair	√	√
Houck	2008	√	√				Chair	√
Kvisle	2009	√		√	√
O’Neill	2009	√	Chair			√		√
Pinder	2006	√		√	Chair		√
Sembo (1)	2013	√	√				√
Non-Independent Directors:
Dielwart (2)	1996					Chair		√
Management Directors:
Stadnyk (3)	2013
(1)	Mr. Sembo was a member of the HSE Committee for the period April 30, 2014 through November 5, 2014.
(2)	Mr. Dielwart was the CEO of ARC Resources Ltd. until his retirement on December 31, 2012 and therefore is not independent.
(3)	Mr. Stadnyk is the current President and CEO of ARC Resources and therefore is not independent.

BOARD AND COMMITTEE MEETING ATTENDANCE

Directors are expected to attend all meetings of the Board and the committees on which they participate either in person or by teleconference subject to unavoidable conflicts. Directors are also expected to attend the annual shareholder meeting. At a minimum, Directors are expected to attend at least 75% of such Board and Committee meetings held in the year. Directors are welcome to attend all Committee meetings regardless of membership.

During 2014, Board and Committee meetings attendance was 98% for non-management Directors as outlined below. Mr. Stadnyk is a management Director and is not a member of any Committees, however he attended substantially all such Committee meetings during 2014.

Director (1)	Board Meeting Attendance	Audit	HRCC	Governance	HSE	Reserves	Risk	Total Board and Committee Meeting Attendance
Van Wielingen	6 of 7		8 of 9	5 of 5			5 of 5	24/26 (92%)
Dielwart	7 of 7				4 of 4		5 of 5	16/16 (100%)
Dyment	7 of 7	5 of 5				4 of 4	5 of 5	21/21 (100%)
Hearn	7 of 7		9 of 9	5 of 5	4 of 4			25/25 (100%)
Houck	7 of 7	5 of 5				4 of 4	5 of 5	21/21 (100%)
Kvisle	7 of 7		8 of 9	5 of 5				20/21 (95%)
O'Neill	7 of 7	5 of 5			4 of 4		5 of 5	21/21 (100%)
Pinder	7 of 7		9 of 9	5 of 5		4 of 4		25/25 (100%)
Sembo (2)	7 of 7	5 of 5			2 of 2	4 of 4		18/18 (100%)
(1)	Does not include Mr. Stadnyk who was a management Director during 2014.
(2)	Mr. Sembo was a member of the HSE Committee for the period April 30, 2014 through November 5, 2014; there were two meetings of the HSE Committee during the period that he was a member of the committee

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BOARD AND COMMITTEE MEETINGS WITHOUT MANAGEMENT

The non-management Directors meet without members of management present at every meeting of the Board of Directors and at every meeting of all Committees of the Board of Directors. Each regularly scheduled Board and Committee meeting’s agenda includes an in camera session at the beginning and/or end of each meeting.

COMMITTEE MEMBERSHIP, MANDATES, RESPONSIBILITIES AND OTHER INFORMATION

Set forth below is information with respect to each of the Committees of the Board of Directors, including membership and a description of their Board approved mandate which outlines the roles and responsibilities of the Committee and in some cases, certain other information

Audit Committee
Current Members	All members of the Audit Committee are independent and financially literate. • Kathleen M. O’Neill (Chair) • James C. Houck • William G. Sembo
Membership changes during 2014	There were no changes to the composition of the Audit Committee during 2014. However, Fred Dyment left the committee following the year-end 2014 Board meeting on February 11, 2015.
Mandate

Oversight on behalf of the Board of Directors for the following:

•      Adequacy and effectiveness of internal controls and process over financial reporting

•      Review of annual and quarterly financial statements

•      Review of financial information included in prospectuses, MD&A, Information Circular, AIF and financial press releases

•      Review terms of engagement of external auditors and conduct of external audit

•      Review and approval of all audit and non-audit services performed by the external auditor

•      Compliance with legal and regulatory requirements

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Audit Committee in 2014.

For more information relating to the background of the Audit Committee members, see "Director Nominees”.

The Audit Committee pre-approves all audit and non-audit services performed by the Corporation’s external auditor. The aggregate fees billed by the Corporation’s external auditor for audit services in 2014 and 2013 are summarized in the following table.

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External Audit Service Fees	Billed in 2014	Billed in 2013
Audit fees	$903,578	$939,043
Audit-related fees(1)	$70,727	$-
Total Audit and Audit-related fees	$974,305	$939,043
Tax fees(2)	$-	$-
Other fees(3)	$17,933	$18,003
Total Fees	$992,238	$957,046

(1)	The aggregate fees billed by our external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements but which are not included in audit services fees.
(2)	The aggregate fees billed by our external auditor for municipal property tax compliance, tax advice and tax planning.
(3)	The assessment fee billed by The Canadian Public Accountability Board per the National Instrument 52-108 Auditor Oversight mandate for reporting issues to have an audit completed by a CPAB participant firm.

Human Resources and Compensation Committee
Current Members	All members of the Human Resources and Compensation Committee are independent. • Timothy J. Hearn (Chair) • Harold N. Kvisle • Herbert C. Pinder, Jr. • Mac H. Van Wielingen
Membership changes during 2014	There were no changes to the composition of the Human Resources and Compensation Committee during 2014.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Ensure our human resources and compensation policies and practices are aligned with our corporate vision and strategy

•     Review of compensation, including cash and compensation consisting of salary and bonuses, and the number of PSUs and RSUs and Options awarded for all staff including the officers of the Corporation but excluding the CEO

•     Review of human resource policies and programs, performance management, benefit programs, resignations and terminations, training and development

•     Review of executive succession planning and organizational planning and design

•     Review of Employment contracts or other major agreements for employees

•     Annual performance review of the CEO, and review of the CEO’s appraisal of officers’ performance

•     The Committee reviews and provides recommendations to the Board of Directors on the compensation for the CEO

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Human Resources and Compensation Committee in 2014.

See “Compensation Discussion and Analysis” in this Information Circular for more information in relation to the role of the HRCC in determining executive compensation.

In addition to the background information on the members of the Human Resources and Compensation Committee provided under “Director Nominees”, the following provides a summary of the human resources and executive compensation experience of each member of the Committee.

Timothy J. Hearn (Chair) - Mr. Hearn has extensive leadership experience in human resources management, compensation and executive development from both a business leadership position and human resource function management. He was ExxonMobil’s Vice President of Human Resources for five years where he was responsible for all aspects of the function globally. He culminated his career as Chief Executive Officer of Imperial Oil Ltd. where the Vice-President of Human Resources reported directly to him and provided the overall strategic direction of the human resources function. Mr. Hearn has also served on the Compensation Committee of another public company’s Board.

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Harold N. Kvisle - Mr. Kvisle has extensive experience as an energy-sector chief executive, with overall responsibility for the organization, human resources and compensation at major and mid-sized companies. Mr. Kvisle has served on the Human Resources and Compensation Committees of several corporate Boards, including a major financial institution, an international manufacturing enterprise and several Canadian energy companies. Mr. Kvisle joined the ARC Human Resources and Compensation Committee in 2013.

Herbert C. Pinder, Jr. - Mr. Pinder has more than 25 years of experience as a Corporate Director, comprising roughly 30 Boards with at least half of those as a member of the Compensation Committee (often as the Chair) and Governance Committee (often as the Chair). Over time, Mr. Pinder has developed expertise and has kept current as a practitioner including having attended a Seminar at Harvard Business School Entitled “Compensation Committees: New Challenges, New Solutions”. Mr. Pinder has been a member of the Human Resources and Compensation Committee since joining the Board in January, 2006 and was the Chair of the Committee from 2009 to 2012.

Mac H. Van Wielingen - Mr. Van Wielingen has extensive human resource development experience with a particular focus on leadership and organizational development. He is currently the Chair of the Strategic Advisory Board for the Canadian Centre for Advanced Leadership in Business at the University of Calgary. Mr. Van Wielingen has been a member of the Human Resources and Compensation Committees of numerous Boards and was the Chair of the Human Resources and Compensation Committee at Alberta Investment Management Corporation (AIMCo) from July 2011 to September 2014.

Policy and Board Governance Committee
Current Members	All members of the Policy and Board Governance Committee are independent. • Herbert C. Pinder, Jr. (Chair) • Fred J. Dyment • Timothy J. Hearn • Harold N. Kvisle • Mac H. Van Wielingen
Membership changes during 2014	There were no changes to the composition of the Policy and Board Governance Committee during 2014. However, Fred Dyment was appointed to the committee on February 11, 2015
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review and assess effectiveness of the Board and Committees and individual members

•     Develop and review of the Corporation’s approach and procedures in relation to governance matters

•     Review and recommendation of procedures to ensure the Board acts independently of management

•     Review of member competencies and skills to identify and recommend new Director nominees

•     Review of the Board and individual member effectiveness and performance through annual assessment

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, all of which are to be independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Policy and Board Governance Committee in 2014.

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Health, Safety and Environment Committee
Current Members	All members of the Health, Safety and Environment Committee are independent other than John P. Dielwart. • John P. Dielwart (Chair) • Timothy J. Hearn • Kathleen M. O’Neill
Membership changes during 2014	Incoming Members • William G. Sembo was a member of the HSE Committee for the period April 30, 2014 through November 5, 2014.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review of performance with respect to health, safety and environmental programs and activities

•     Review and recommend development and implementation of standards and policies with respect to health, safety and environment

•     Compliance with legal and regulatory requirements

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be independent within the meaning of National Instrument 52-110 Audit Committees.

There were no substantive changes to the mandate of the Health, Safety and Environment Committee in 2014.

Reserves Committee
Current Members	All members of the Reserves Committee are independent. • James C. Houck (Chair) • Fred J. Dyment • Herbert C. Pinder, Jr. • William G. Sembo
Membership changes during 2014	There were no changes to the composition of the Reserves Committee during 2014.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Review terms of engagement of independent reserve and resources evaluators and conduct of reserves and resources evaluations

•     Review of qualifications, experience and approach to reserves and resources evaluation of the independent engineering firm performing the reserves and resources evaluations

•     Review of annual independent engineering reports

•     Review of reserves and resources data and other information specified in National Instrument 51-101

•     Review of reports on reserves and resources and such information included in the prospectuses and Annual Information Form (“AIF”)

•     Review terms of engagement of independent land evaluator and conduct of independent land evaluation

•     Review of independent land evaluation report and the public disclosure of this report

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be independent within the meaning of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

There were no substantive changes to the mandate of the Reserves Committee in 2014.

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Risk Committee

The Risk Committee was formed in February 2008 to assist the Board of Directors in meeting its responsibilities to generally review the principal organizational, business, financial, operational and strategic risks of the Corporation and to ascertain the allocation of responsibility of the Board of Directors, the Risk Committee or other Committee for review of such risks.  The Risk Committee assumes primary responsibility for review of risk assessment and risk management relating to hedging, credit and insurance and the consideration of such matters in light of current risk management policies in place from time-to-time.

Current Members	All members of the Risk Committee are independent other than John Dielwart. • Fred J. Dyment (Chair) • John P. Dielwart • James C. Houck • Kathleen M. O’Neill • Mac H. Van Wielingen
Membership changes during 2014	There were no changes to the composition of the Risk Committee during 2014.
Mandate

Oversight on behalf of the Board of Directors for the following:

•     Identify and review principal business risks of the Corporation, including detailed annual review of business risk matrix document, and the actions taken by the Corporation to mitigate the risks

•     Identify and review the principal financial risks of the Corporation, including but not limited to changes in commodity prices, interest rates, foreign currency exchange rates and counterparty credit and the actions taken by the Corporation to mitigate these risks

•     Ensure all business risks, both financial and operational, are monitored by the

•     appropriate Board Committee

•     Review of hedging mandate and policy to ensure compliance with strategic objectives

•     Review of counterparty credit policy for both financial and physical contracts to ensure compliance with strategic objectives

•     Review of Directors and Officers insurance policy

This committee is required to be composed of at least three individual members appointed by the Board from amongst its members, the majority of which shall be independent within the meaning of National Instrument 52-110 Audit Committees.

The mandate of the Risk Committee was revised in 2014 to require that a majority of the members of the committee be independent, and to assign the committee responsibility for oversight of the identification and review of the principal organizational risks of the Corporation.

BOARD CHAIR, COMMITTEE CHAIR AND CEO POSITION DESCRIPTION

The Board of Directors has developed written position descriptions for the Chair of the Board of Directors and the Chair of each Committee of the Board of Directors. In conjunction with the CEO, the Board of Directors has developed a written position description for the CEO. The position descriptions for the Board Chair, Committee Chairs and CEO are available on the Corporation’s website under the Corporate Governance section.

NOMINATION OF NEW DIRECTORS

The Policy and Board Governance Committee reviews the makeup of the Board and Committees annually and is responsible for identifying and recommending to the Board of Directors new candidates to the Board of Directors. The Committee considers the skills, experience, strengths, knowledge and constitution of the members of the Board of Directors and the Committee’s perception of the needs of the Corporation. Some of the key competencies that the Corporation believes Directors should have are: corporate executive experience, oil and gas operational experience, financial acumen, and knowledge in the areas of compensation, governance and health, safety and environment. Character and behavioral qualities including credibility,

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integrity and communication skills are also important attributes taken into account when recruiting new Directors. The committee uses a three tier selection process when evaluating prospective candidates which are outlined below:

Candidates must have demonstrated:
a.	Enterprise management skills and expertise
b.	Track record of decision making skills
c.	Ability to think strategically
Candidates require:
d.	A good cultural fit with the existing board
e.	Strong interpersonal leadership
Candidates are then evaluated on their specific skill set and how that relates to board requirements

The Policy and Board Governance Committee considers the skill set of the Board of Directors when considering new candidates. On an annual basis, Board members are required to complete a “Skills Matrix” where they rate their knowledge and abilities as outlined in the following areas:

Enterprise Management	Health, Safety and Environment Management
Business Development	Financial Experience
Financial Literacy	Global Experience
Corporate Governance	Human Resources
Change Management	Reserve Evaluation
Operations	Risk Evaluation

The Policy and Board Governance Committee is comprised entirely of Independent Directors and has within its mandate the responsibilities of identifying and recommending to the Board new candidates for appointment or nomination to the Board of Directors. The Committee maintains a list of potential Directors but also has the authority to hire an external search firm when deemed necessary to access a broader pool of director candidates. The Committee also reviews the list of Directors to be nominated for election at the annual meeting of shareholders and recommends such nominees for approval by the Board of Directors.

BOARD TENURE AND RETIRMENT POLICY

ARC has not adopted a policy which imposes term limits for Directors. We believe that it is critical that Directors understand our industry and our business and this requires a certain length of tenure on the Board. Long-term Directors accumulate extensive company knowledge while new Directors bring new experience and perspectives to the Board. It is important to achieve an appropriate balance of both to ensure an effective Board. The Board does have a retirement policy which states that upon reaching 70 years of age a Director must submit their resignation to the Chair of the Policy and Governance Committee. The Committee may choose to decline the resignation if it is determined that the Director is still adding value to the board. If that is the case, the Director is expected to submit their resignation annually thereafter until it is accepted.

As at December 31, 2014, the Board of Directors of the Corporation was comprised of nine non-management Directors with an average tenure of nine years on the Board. The tenure of the nine non-management Directors currently on the Board is summarized below:

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DIRECTOR TENURE

DIVERSITY POLICY

Board appointments at ARC have always been based on finding the best individual based on merit and the requirements of the board at that time. ARC does not differentiate by race, color, ethnicity, religion, gender, sexual orientation or any other aspect. In February 2015, the Policy and Governance Committee recommended, and the Board approved a diversity policy founded on these principles. This policy provides that the Policy and Governance Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience, knowledge and cultural fit with the Board.

ARC has purposely constructed a board with a broad range of experience and expertise specific to the energy sector and other sectors that we believe are beneficial to the organization and our shareholders. To ensure that we tap into a broad pool of the best qualified individuals, an external search firm will, in most cases, be retained to help identify outstanding candidates for future openings for new directors with the mandate that the pool must take diversity into account, in addition to the other attributes desired. The ultimate decision will be based on merit and the contribution that the chosen candidate will bring to the Board. For the reasons described above, ARC does not specifically consider the level of representation of women on the Board and has not adopted a specific target regarding the number or percentage of women on the Board. ARC currently has one women on the Board of Directors or approximately 11% of the Board of Directors (excluding executive officers).

Similarly, executive appointments at ARC are determined based on merit and qualifications relevant for the specific role. Consideration is given to a broad range of skills, background, experience, knowledge, merit, and cultural fit within the organization. First consideration is given to internal candidates, and secondly, external search firms are engaged to identify top candidates for the role. Diversity is taken into account, however, the ultimate decision is determined based on the best candidate for the role. For the reasons described above, ARC does not specifically consider the level of representation of women in executive positions and has not adopted a specific target regarding the number or percentage of women in executive positions. That said, two of the three most recent executive appointments were filled by highly qualified women in the roles of VP Operations and VP Engineering. The appointments were the culmination of a rigorous screening and recruiting process to identify the best candidate for each role. ARC currently has two women who are executive officers of the company or approximately 17% of the executive officers.

DIRECTOR SKILLS AND EXPERIENCE

The Board and the Policy and Board Governance Committee review the experience, qualifications and skills of our Directors each year to ensure that the composition of the Board and Committees and the competencies and skills of the members are in line with those that the Committee considers that the Board and respective Committees should possess.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each Director. The skills matrix is reviewed and updated each year based on self-assessment by each Director whereby each Director is asked to rate their experience and background in a variety of key subject areas. This data

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is compiled into a matrix representing the broad Board skills for current Directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the individual

Directors based on information provided by such individuals.

		Van Wielingen	Dielwart	Dyment	Hearn	Houck	Kvisle	O’Neill	Pinder	Sembo	Stadnyk	Total
Enterprise Management	Experience as a President or CEO leading an organization or major business line	√	√	√	√	√	√	√	√	√	√	10
Business Development	Management or executive experience with responsibility for identifying value creation opportunities	√	√	√	√	√	√	√	√	√	√	10
Financial Literacy	Ability to critically read and analyze financial statements	√	√	√	√	√	√	√	√	√	√	10
Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior executive officer or a Board member of a public organization	√	√	√	√	√	√	√	√	√	√	10
Change Management	Experience leading a major organizational change or managing a significant merger	√	√	√	√	√	√	√	√	√	√	10
Operations	Management or executive experience with oil and gas operations		√	√	√	√	√				√	6
HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry		√	√	√	√	√			√	√	7
Financial Experience	Senior executive experience in financial accounting and reporting and corporate finance	√	√	√	√	√	√	√	√	√	√	10
Global Experience	Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments			√	√	√	√	√		√	√	7
Human Resources	Management or executive experience with responsibility for human resources	√	√	√	√	√	√	√	√	√	√	10
Reserves Evaluation	General experience with or executive responsibility for oil and gas reserves evaluation		√	√	√	√	√			√	√	7
Risk Evaluation	Management or executive experience in evaluating and managing the variety of risks faced by an organization	√	√	√	√	√	√	√	√	√	√	10

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board of Directors provides new Directors with access to all background documents of the Corporation, including all corporate records and prior Board materials. They are also provided with relevant information on the industry and the Corporation. New members of the Board of Directors are invited to meet with all officers of the Corporation for orientation as to the nature and operations of the business and are invited to all meetings of Committees of the Board of Directors, as are all Directors. Field visits to familiarize the new Director with ARC’s operations are arranged as required and, in addition, in conjunction with a meeting which the HSE Committee holds at a field location on an annual basis, all Directors are invited to attend a visit to this field operation.

Presentations are made regularly to the Board of Directors and Committees to educate and inform them of changes within the Corporation and on other relevant subjects such as regulatory and industry requirements and standards, capital markets,

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commodity markets, and corporate governance as summarized below.

•	The Audit Committee receives quarterly presentations on emerging trends and issues in the accounting and audit fields from management and the external auditor of the Corporation is present at all Audit Committee meetings.
•	The Reserves Committee receives quarterly presentations on operational results and technical and regulatory issues pertaining to reserves and resources evaluation from management and the independent reserves evaluator is present at a minimum of two Reserves Committee meetings each year.
•	The Policy and Board Governance Committee receives quarterly updates from Burnet, Duckworth & Palmer LLP on material changes in securities regulation and corporate governance matters. Management provides regular updates on corporate governance “best practices” from third party publications.
•	The Health, Safety and Environment Committee receives quarterly updates on new legislation or regulations relating to health, safety and environmental matters from management.
•	The Risk Committee receives quarterly updates on the macro-economy and the outlook for crude oil, natural gas liquids and natural gas prices, and updates on issues relating to commodities marketing and infrastructure from management.
•	The Human Resources and Compensation Committee receives regular updates on compensation programs and trends, recruitment and leadership development from management, and on occasion from external independent compensation advisors.

The Directors attend an annual strategy session with management. At the 2014 strategy session, an independent industry specialist gave a presentation on “Themes in Oil and Natural Gas” to the Directors and management. Management invites all Directors to attend presentations on a variety of topics presented by leading economists and commodity and currency specialists. Directors are invited to attend meetings of other Committees of the Board of Directors, in particular presentations on specific issues that may be beneficial to all Directors.

The Corporation has approved a policy of paying for any educational courses for any members of the Board of Directors relating to corporate governance, financial literacy or related matters. The Corporation also pays for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities. Individual Directors attend seminars and presentations and read publications from public accounting firms, legal firms, oil and gas research analysts, various publications on governance and various chapters of the Institute of Corporate Directors.

During 2014, the Directors attended presentations and events as outlined in the following table:

Date	Topic	Host/Presenter	Director Attendees
January 2014	Deloitte Directors' Series - Focus on the Audit Committee: Issues for Year-End (Panelist)	Deloitte in association with the Institute of Corporate Directors	O'Neill
February 2014	Energy Literacy	Michael Moore, University of Calgary	All Directors
February 2014	Corporate Governance Update - Governance Rankings (Publications: Globe and Mail "Board Games" and University of Toronto Clarkson Centre for Board Effectiveness "Board Shareholder Confidence Index")	David Carey, Senior Vice President Capital Markets	Policy and Board Governance Committee Members
February 2014	Corporate Governance Update - OSC Proposed Policy on Gender Diversity	David Carey, Senior Vice President Capital Markets	Policy and Board Governance Committee Members
March 2014	Global Trends in the Boardroom	Egon Zehnder	O'Neill
April 2014	Energy Industry Fundamentals and Marketing Update	Ryan Berrett, Manager, Marketing and Erik Petursson, Manager Financial Risk Management	All Directors
April 2014	Leadership Character in the Boardroom (Presenter)	Institute of Corporate Directors, Calgary Chapter	Van Wielingen

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Date	Topic	Host/Presenter	Director Attendees
April 2014	Executive Compensation Seminar	Huggeson	O'Neill
April 2014	Current Director Issues Seminar	Russell Reynolds	O'Neill
April 2014	Corporate Governance Update - Board Trends and Practices (Publications: Korn/Ferry International "Corporate Board Governance and Director Compensation in Canada", Spencer Stuart "Board Trends and Practices of Leading Canadian Companies")	David Carey, Senior Vice President Capital Markets	Policy and Board Governance Committee Members
June 2014	Themes in Oil and Natural Gas	Jan Stuart, Managing Director, Credit Suisse Investment Banking	All Directors
June 2014	ARC Strategy Report "An Outlook for the AECO Natural Gas Market for the period 2014-2020"	Van Dafoe, Senior Vice President and CFO	All Directors
July 2014	Corporate Governance Update - Review of Executive Compensation Policies and Guidelines	Terry Gill, Senior Vice President Corporate Services	HRCC Committee Members
July 2014	HSE Committee Field Tour - Dawson Creek	Terry Anderson, Senior Vice President and COO, Sean Calder, Vice President Production, Karen Nielsen, Vice President Operations	Dielwart, Dyment, Hearn, Houck, O’Neill, Pinder, Sembo, Stadnyk, Van Wielingen
July 2014	Tour of ARC's "Fracture Stimulation Operations Centre" and demonstration of a live Fracture Stimulation Operation	Karen Nielsen, Vice President Operations, Sean Calder, Vice President Production, Armin Jahangiri, Manager Technical Operations North	HSE Committee Members
July 2014	Corporate Governance Update - Director Compensation Benchmarking (Publications: Korn/Ferry International "Corporate Board Governance and Director Compensation in Canada", Spencer Stuart "Board Trends and Practices of Leading Canadian Companies")	David Carey, Senior Vice President Capital Markets	Policy and Board Governance Committee Members
November 2014	Market Access Overview	Greg Stringham, Canadian Association of Petroleum Producers (CAPP)	All Directors
November 2014	Regulatory Update - Guidelines for the Estimation and Classification of Resources Other than Reserves in COGEH	Lara Conrad, Vice President Engineering, GLJ Petroleum Consultants (GLJ)	Reserves Committee Members
November 2014	Leadership and Entrepreneurial Success	Calgary Chamber of Commerce Presenter: Mac Van Wielingen	Van Wielingen
November 2014	Canadian Public Accountability Board Annual Symposium	Canadian Public Accountability Board	O'Neill
December 2014	2015 Proxy Circular Policy Updates and Guidelines (Publications: ISS Canada "2015 Proxy Voting Guideline Updates", Glass Lewis "Proxy Paper Guidelines 2015 Proxy Season")	Terry Gill, Senior Vice President Corporate Services	HRCC Committee Members
December 2014	The Role of the Tax Executive in a Corporate Social Responsibility Agenda – Managing Tax Risk on the Public Stage (Panelist)	Canadian Tax Foundation	O'Neill
December 2014	Board Decision-Making Dynamics	Institute of Corporate Directors, Calgary Chapter	Van Wielingen
Quarterly 2014	Accounting Regulatory/Industry Update and Future Accounting Changes	Janet Burrows, Controller	Audit Committee Members

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Date	Topic	Host/Presenter	Director Attendees
Quarterly 2014	Market Fundamentals	Van Dafoe, Senior Vice President and CFO and Kris Bibby, Vice-President Finance	All Directors
Quarterly 2014	HSE Regulatory/Industry Update	Sean Calder, Vice President Production	HSE Committee
Quarterly 2014	Corporate Governance Update	Burnet, Duckworth & Palmer, LLP	Policy and Board Governance Committee Members
Quarterly 2014	Market Outlook	Van Dafoe, Senior Vice President Finance and CFO and Kris Bibby, Vice-President Finance	Risk Committee Members
Various Dates 2014	Audit Committee and Corporate Reporting - Various Topics	Deloitte, Ernst & Young, PwC	O'Neill
Various Dates 2014	Institute of Corporate Directors - Various Topics (Participant, Panelist, Examiner)	Institute of Corporate Directors	O'Neill
Various Dates 2014	CAPP Board of Governors	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2014	CAPP Audit Policy Group	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2014	CAPP B.C. Executive Policy Group (Chair)	Canadian Association of Petroleum Producers (CAPP)	Stadnyk
Various Dates 2014	U of S Engineering Advancement Trust	University of Saskatchewan	Stadnyk

BOARD, COMMITTEE AND MEMBER ASSESSMENTS

On an annual basis, the effectiveness of the Board of Directors, the Committees of the Board of Directors and individual Board members are reviewed through a yearly self-assessment and inquiry process. A key component of the process is a four part questionnaire that each member of the Board completes. The first three sections ask the Directors to evaluate the Board of Directors and where appropriate the Committees and Committee Chairs, with regards to Board responsibility, operations and effectiveness. The questionnaire provides quantitative rankings for key questions as well as seeking subjective content and suggestions for improvements in all areas. The data is compiled independently and reviewed by the Chair of the Policy and Board Governance Committee and is presented in summary form to the Policy and Board Governance Committee for discussion and follow-up as required.

The Directors perform a self-assessment of their work on the Board of Directors and its Committees. The results are compiled and provided to the Chair of the Policy and Board Governance Committee. Following this review the Chair of the Board meets with all Directors individually to engage in a full and frank two way discussion on any issues that either wants to raise with an emphasis on maximizing the contribution of each Director to the Board and continually improving the effectiveness of the Board of Directors. At this meeting, Directors may comment on their contribution to the Board as well as the contribution of their peers.

The final piece of the assessment process is the review of the “Skills Matrix” outlining the experience and background of the members of the Board in a variety of key subject areas. This matrix is maintained so that the Board can identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

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ETHICAL BUSINESS CONDUCT

The Board of Directors has adopted a written Code of Business Conduct and Ethics applicable to all members of the Corporation, including Directors, officers and employees and a Code of Ethics for Senior Financial Officers applicable to all Senior Financial Officers, each of which has been filed on the Corporation’s SEDAR profile at www.sedar.com. Both documents are also available on the Corporation’s website under the Corporate Governance section.

The Code of Business Conduct and Ethics deals with business integrity, accuracy of records and reporting, conflicts of interest, insider trading, protection and proper use of the Corporation’s assets, reporting of illegal or unethical behaviour and other matters. Employees are required to contact the Chair of the Audit Committee in relation to any concerns as to questionable accounting, auditing or financial reporting.

The Policy and Board Governance Committee monitors compliance with the Code of Business Conduct and Ethics through an annual sign off, that is completed by all employees of the Corporation including senior management. Employees are asked to confirm that they have read understood and complied with the code and have reported any known violations of the code. The Board of Directors monitors compliance with the Code of Ethics for Senior Financial Officers through the Policy and Board Governance Committee, which requires quarterly certifications by ARC’s senior financial officers as to their compliance with the code. In addition, the Corporation has a “whistleblower” policy which provides a procedure for the submission of information by any Director, officer, employee or external party relating to possible violations of the code. A whistleblower hotline is available as a means of communicating any violation of the code.

In addition, the Corporation conducts a mandatory annual survey entitled “Measuring the Strength of the Workplace” which inquires as to the vision, values and culture of the Corporation with a view of emphasizing and strengthening the culture of trust, integrity, respect and accountability in the workplace. Management reviews the results of the survey with the Board and the Human Resources and Compensation Committee.

There were no material change reports filed since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a Director or executive officer that constitute a departure from the code.

ARC is committed to conducting its business in a safe and responsible manner to protect the health and safety of employees, contractors, stakeholders and the public. Safeguarding the environment and the integrity of our infrastructure are inherent in our day-to-day operations. ARC’s culture promotes responsibility and accountability for health, safety and environmental performance throughout the entire organization. Management continually reviews actual performance in these areas relative to corporate objectives, regulatory requirements and industry peers. Management reports to the Board on a quarterly basis with respect to health, safety and environmental performance and identifies areas for continuous improvement.

ARC has detailed policies to address health and safety management, environmental management and asset and infrastructure integrity management. These policies outline performance objectives, procedures and key accountabilities throughout all levels of the organization. The policies are reviewed annually by management and the Board and are revised accordingly.

ARC publishes a biennial Corporate Social Responsibility report (“CSR report”) which outlines ARC’s objectives and performance in the areas of health, safety and environment. The CSR report is available on the Corporation’s website under the Community section, the most recent CSR report was published in November 2014.

MATERIAL INTERESTS

The Corporation is engaged in the oil and gas business. In general, the private investment activities of Directors are not prohibited, however, should an existing investment pose a potential conflict of interest the potential conflict is required to be disclosed to the President and CEO or the Board of Directors.

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It is acknowledged that Directors may be Directors or officers of other entities engaged in the oil and gas business, and that such entities may compete directly or indirectly with the Corporation. Any Director who is a Director or officer of any entity engaged in the oil and gas business is required to disclose such involvement to the Board of Directors. Any Director of the Corporation who is actively engaged in the management of, or who owns an investment of 1% or more of the outstanding shares, in public or private entities is required to disclose such holdings to the Board of Directors. In the event that any circumstance should arise as a result of such positions or investments being held or otherwise which in the opinion of the Board of Directors constitutes a conflict of interest which may reasonably affect such person’s ability to act with a view to the best interests of the Corporation, the Board of Directors will take such actions as are reasonably required to resolve such matters with a view to the best interests of the Corporation. Such actions, without limitation, may include excluding such Directors from certain information or activities of the Corporation. The Charter of the Board of Directors also provides that Directors shall give notice to the Chair of the Board of any participation on the Board of any public corporations, that Directors shall not participate in more than four Boards of public corporations without the approval of the Board and that Directors shall not participate on the Board of any publicly listed corporation where such participation may constitute a conflict of interest, without the approval of the Chair of the Board. As a result of the appointment of a Board member to the role of President and CEO of a major oil and gas company in September 2012, the Board put in place processes and procedures at the start of each Board and Committee meeting whereby a discussion is held and a conscious decision is made as to which parts of the meeting to exclude the Director from, if any, to avoid any possible conflicts of interest. During 2014 there was a material change in the western Canadian assets of the other oil and gas company whereby it was determined that ARC was no longer considered to be in competition with the major oil and gas company and the process was discontinued.

In accordance with the Business Corporations Act (Alberta), Directors who are a party to or are a Director or an officer of a corporation who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases an independent Committee may be formed to deliberate on such matters in the absence of the interested party.

SHAREHOLDER ENGAGEMENT

ARC conducts an active shareholder engagement program through a variety of vehicles. ARC communicates regularly with shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through ARC’s website (www.arcresources.com) and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. ARC’s management team regularly meets with large institutional shareholders and investment advisors. ARC webcasts the AGM as well as the annual Investor Day presentation. In addition, the company posts quarterly video updates with the CEO, CFO and COO on ARC’s website to allow individual shareholders the opportunity to listen in on a discussion regarding the financial and operational highlights and results for each quarter. Further, Investors may contact ARC’s investor relations department by letter, e-mail or phone on a continuing basis.

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COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

At ARC, we believe that attracting and retaining the best and brightest talent is crucial to our long-term success. Having a competitive compensation program to motivate top talent to continue to sustain top quartile results is one of our core principles. The following section is an explanation of our compensation philosophy and objectives, an overview of the elements of our compensation structure, an explanation of the process that we follow to determine compensation rewards, the assessment of the performance of our executives in 2014 and other compensation related matters. We have worked hard to structure our compensation programs with a clear focus on pay-for-performance and to align with the interests of ARC’s shareholders. Our compensation programs are designed to motivate executives to achieve our primary corporate objective of creating shareholder value over the long-term through risk-managed value creation. We do this by having approximately 80 per cent of executive compensation “at risk” and directly linked to the achievement of business results and long-term value creation.

COMPENSATION OVERVIEW

COMPENSATION PHILOSOPHY AND OBJECTIVES

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviours to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. At ARC, we embody a high level of trust throughout the organization that is manifested in the way we do business and in the way management and the Board interact. ARC’s compensation philosophy is to offer total compensation that will attract, motivate and retain employees with the experience and capabilities consistent with realizing the vision of maintaining a leadership position in the oil and gas sector. At ARC, we believe that people are our number one asset and we are committed to creating an environment where people can be their best.

Specifically, our executive compensation plans are designed with the following principles and objectives in mind:

•	Encourage a long-term orientation and foster retention - At ARC, we believe that attracting, motivating and retaining top caliber executives is crucial to our long-term success. In support of this, it is important that our executive compensation plans are competitive in the marketplace, designed with a clear focus on pay-for-performance, and aligned with the long-term interests of shareholders. The desired outcome is to continue to sustain a high performing organization to drive long-term success of the business.
•	Demonstrate a strong link to long-term performance - Approximately 80 per cent of executive compensation is “at risk” to reinforce behaviors that are aligned with the long-term interests of ARC and its shareholders, and our pay-for-performance philosophy. Approximately 60 per cent of executive compensation is weighted to long-term awards and is “at risk” based on ARC’s total shareholder returns – including a mix of relative and absolute performance.
•	Provide opportunity for significant pay for significant out-performance on a relative basis - ARC expects above average performance and initiative. Our general guideline is to target executive’s total compensation at the 75th percentile of the market, which represents a balanced, fair and attractive compensation package. The targeted compensation structure is 50th percentile (“p50”) for salary, 75th percentile (“p75”) for total cash and 75th percentile for total direct with the potential for even higher levels of compensation based on outstanding performance. Executives are rewarded commensurate with their achievements in advancing ARC’s long-term business strategy and for consistently delivering top quartile total shareholder returns (“TSR”) relative to peers.

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Executive performance measurement is two-fold – the overall performance of the Corporation and the individual performance of each executive. A significant portion of executive compensation is variable – paid only when corporate and individual performance objectives are achieved. See “2014 Performance Assessment” for more information.

ELEMENTS OF EXECUTIVE COMPENSATION

ARC’s total compensation is comprised of base salary, bonus and long-term incentives (PSUs and share options). The following chart describes the elements of compensation, their objectives and information related to their timing.

Element	Description	Objective	Approval	Effective/Payment Date
Base Salary	Fixed level of cash compensation targeted at the market 50th percentile	• Market competitive compensation • Attraction and retention	December for all employees and June for senior executives	January
Bonus	Cash compensation that rewards employees for their contribution and achievement of short-term business results. Total cash (base salary plus bonus) is targeted at the market 75th percentile. This element is variable and “at risk” and in certain circumstances could be zero.	• Pay-for-performance • Alignment with ARC’s business strategy • Encourage superior performance • Attraction and retention	June and December	January and July
Long-Term Incentives
Performance Share Units (”PSUs”)	A notional share based award that rewards employees for creating TSR value relative to a peer group over a three year period. PSUs cliff vest after three years and based on ARC’s relative performance rank, a multiplier (range from 0 to 2) is applied to the underlying value to determine payout. Bottom quartile performance results in a zero payout.	• Alignment with the interests of ARC’s shareholders • Pay-for-performance • Encourage superior medium and long-term performance • Includes relative performance component • Attraction and retention	February and July	Granting in March and September and cliff vesting after three years
Share Options	Share Options reward senior employees for creating long-term shareholder value. Vesting occurs 50 per cent on each of the 4th and 5th anniversaries of the date of grant and the options expire in year seven	• Alignment with the interests of ARC’s shareholders • Pay-for-performance • Alignment with ARC’s long-term business strategy • Encourage superior long-term performance • Attraction and retention	June	Vesting occurs 50 per cent in year four and five, expiry in year seven

As of 2011, Restricted Share Units (“RSUs”) are no longer included in the regular annual program for executives. The Board may in unique circumstances provide a grant to certain executives.

The following chart further illustrates the performance period and risk to ARC executives of each element of their compensation.

	Direct Compensation				Indirect Compensation
Program	Salary	Bonus	PSUs	Share Options	Group Benefits
Performance Period	-	1 year	3 years	4-7 years	-
Risk	-	Moderate	Payout highly at risk		-

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Base Salary

Base salaries are grounded on market data (Mercer survey) and proxy data from ARC’s peer group and are targeted at the 50th percentile of the market. Base salaries also take into account each executive’s job responsibilities and the level of skill and experience required to perform their role. All salaries and subsequent increases are approved by the Human Resources and Compensation Committee (defined earlier in this Information Circular as the “HRCC”) and, where applicable, the Board.

Bonus

ARC’s bonus program is designed to encourage continued superior short-term performance and for advancing ARC’s long-term strategy. A unique factor of our bonus program is that the payments are made to executives (and all other employees) twice per year.

In determining bonus awards, consideration is given to both the executive’s individual performance and the performance of ARC relative to both ARC’s corporate objectives and ARC’s peers. Once a comprehensive review is conducted, the HRCC and, where applicable, the Board determines the appropriate bonus payment to be made to each executive.

From time-to-time, the HRCC and the Board may recommend a special bonus payment. These special bonuses are intended to recognize significant achievements above expectations that have made a positive impact on ARC’s business results.

Long-Term Compensation

Performance Share Units

ARC’s PSUs are designed to focus and reward executives for enhancing total shareholder return over the medium to long-term both on an absolute and a relative basis. To determine the size of PSU awards, the HRCC and, where applicable, the Board, allocates to each executive an appropriate dollar amount based on the responsibilities of the executive, comparative market data and the HRCC’s or Board’s assessment of the performance of the executive and the performance of ARC (including ARC’s performance relative to its peers). These award values are then divided by the weighted average trading price of ARC’s Common Shares for the five trading days ending immediately prior to the grant date to calculate the number of PSUs granted.

ARC’s PSUs cliff vest (all at once) after three years, and upon vesting the executive receives a cash payment based on the fair value of the underlying Common Shares plus accrued dividends, subject to a performance multiplier. To further link pay-for- performance this multiplier ranges on a sliding scale from zero (for bottom quartile performance) to two (for top quartile performance) based on ARC’s total shareholder return as compared to a peer group, comprised of certain members of the S&P/TSX oil & gas exploration and production index. A detailed description of the terms of ARC’s RSU and PSU Plan can be found in Schedule C.

Share Options

ARC’s share option plan was implemented in 2011 and is designed to focus and reward executives for enhancing total shareholder return over the long-term on an absolute basis.

ARC’s option plan is unique compared to the option plans of ARC’s peers in a number of respects. Firstly, to encourage a longer-term orientation, options do not vest until the fourth and fifth anniversary dates of the grant (50 per cent each year). As a result, ARC employees who are granted options will not be able to realize the value of options held by them until a considerable time has passed since the date of grant – thereby encouraging long-term thinking and behaviours. Secondly, ARC employees who are granted options have the right to elect that the exercise price of their options be reduced by the amount of dividends that were paid on the underlying Common Shares. ARC’s business strategy includes distributing a significant portion of cash flow to shareholders by way of dividends, thus encouraging a disciplined approach to capital spending

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and ensuring management is unbiased in how we deliver returns to shareholders. It is expected that this focused strategy will be reflected in the trading price of the Common Shares over the life of the options. If the exercise price was not adjusted to reflect dividends paid, the options would be a less effective means of rewarding employees for the long-term performance of ARC, given that dividends represent a key component of the total return to shareholders.

When options are awarded to ARC employees, the valuation model which is used to determine the value of the options awarded takes into account the expected value of dividends which will be paid on the underlying common shares over the term of the options. The ability of an option holder to elect a reduction of the option exercise price ensures that option holders receive the equivalent value of dividends paid on common shares and thereby participate in total shareholder returns, consistent with common shareholders.  The ability to elect a reduction of the strike price based on dividend payments provides an alternative tax treatment for the individual and is not mandatory. If an employee chooses to elect this option, any gain will be taxed as "regular income" as opposed to any gain being taxed as a "capital gain" if the employee chooses not to reduce the original strike price.  To be clear, the share option plan prohibits ARC from reducing the exercise price of any outstanding options other than to reflect dividends paid.

The maximum number of Common Shares issuable on exercise is limited to ARC’s approved share reserve of 14,225,000 shares. The details of ARC’s share option grants are below:

Year	Options Granted	Grant Price	Shares Outstanding at Year End	Options Granted as a % of Shares Outstanding
2014	568,538	$32.94	319,439,000	0.18%
2013	713,248	$27.15	314,067,000	0.23%
2012	1,056,373	$20.20	308,888,285	0.34%
2011	430,990	$27.11	288,895,582	0.15%

As of December 31, 2014 ARC has outstanding options representing less than one percent of ARC’s total shares outstanding and 17.6 percent of the approved share reserve.

Shares Outstanding at Year End	Approved Share Reserve	Share Reserve as a % of Shares Outstanding	Options Outstanding at Year End	Options Outstanding as a % of Shares Outstanding	Options Outstanding as a % of Approved Reserve
319,439,000	14,225,000	4.45%	2,505,077	0.78%	17.61%

At year-end 2014, the overall long-term compensation mix provided to executives was targeted to be approximately 75 per cent in PSUs and 25 per cent in options.

A more detailed description of the terms of the Share Option Plan can be found in Schedule D.

Other Compensation

Benefits Program

ARC offers executives and all other employees a comprehensive benefits program that is designed to offer flexibility and choice. We offer medical and dental coverage, life, accident, short-term and long-term disability benefits, employee family assistance, and critical illness coverage. We also provide $2,300 plus five per cent of base salary for employees to purchase additional health and dental coverage and enhance other benefits provided by the Corporation.

Employee Savings Plan

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ARC provides executives and all other employees with a dollar for dollar match of up to eight per cent of base salary which can be directed towards the purchase of ARC shares and/or investment funds in registered or non-registered accounts within a group plan.

Pension Plan

ARC does not have a pension plan.

DETERMINING COMPENSATION

Our Board and HRCC consider a broad range of quantitative and qualitative factors to assess the overall performance of ARC and its executives. These factors directly link the overall performance of the Corporation and the individual performance of each executive. Performance is measured by the successful execution of the elements that advance our strategy of Risk Managed Value Creation which include; Financial Flexibility, Operational Excellence, High Quality/Long Life Assets, and Top Talent & Strong Leadership Culture. Included in the process of evaluating corporate performance, the HRCC and the Board consider ARC’s overall performance relative to ARC’s proxy peer group. See “Peer Group” for more information.

This comprehensive approach of including a broad, integrated set of factors to assess ARC’s performance provides a thorough and valid basis for ARC’s HRCC and Board to determine the appropriate compensation awards for executives.

Specifically, the following outlines our approach to determining executive compensation:

•	Rigorous and disciplined process - To determine compensation awards for executives, the Board considers a broad range of quantitative and qualitative factors related to corporate performance, the executive’s individual performance and the performance of ARC relative to its peers. This includes comparing operating and financial results of ARC to the results of ARC’s peers, as well as the compensation paid to this group’s top executives. There are systematic processes in place for the Board to regularly assess and monitor these performance measures throughout the year and a comprehensive review is conducted on an annual basis.
•	Importance of applying sound judgment – The oil and gas industry is complex and volatile; therefore, it is important that ARC’s compensation plans are focused on encouraging behaviors that will ensure business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. ARC does not use a rigid mechanistic approach in determining executive compensation. The Board is of the view that prescriptive formulas and weightings applied to forward looking objectives can lead to unintended consequences and potentially foster “narrow minded” thinking and behaviors. For these reasons, the Board deliberately avoids the use of a mechanical approach and focuses on applying sound judgment in combination with reviewing several sources of information.
•	Use of multiple data sources – For the purposes of benchmarking executive compensation, ARC reviews and considers several sources of reference information: proxy data from a group of industry peers and Mercer survey data. That said, the Board recognizes that market data can be “imperfect” (due to imperfect peer groups) especially for the most senior positions (i.e. CEO, CFO, COO) and thus applies judgment to interpret the information. This involves analyzing various differentials (gap between p50 versus p75 and p90) to ensure reasonability and avoid over-inflated payments. Also the Board reviews both one year and three year data as useful reference points. All benchmarking data is only used for informational purposes as the Board emphasizes applying sound judgment in arriving at compensation decisions.
•	Stress testing of compensation plans – We analyze current and potential payouts to ensure compensation outcomes are aligned with shareholder outcomes over the long-term. This includes a look-back analysis of actual pay as compared to peer group performance and a forward-looking analysis based on various performance scenarios.

To further emphasize the link between executive compensation and long-term sustainable performance, in 2013 ARC’s HRCC and Board implemented a shift to deliver more compensation in the form of long-term incentives. Specifically, executive base salaries were held flat, bonus target levels were decreased (reducing total cash compensation) and long-term incentive targets were increased where appropriate.

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In 2014, executives received modest increase to base salaries (averaging approximately 3%) and bonus and long-term incentive levels remained consistent with 2013 levels. Larger increases were given to Mr. Dafoe and Mr. Anderson to reflect their promotions to CFO and COO respectively. Consistent with 2013, long-term incentives comprise approximately 60% of each NEOs total compensation and approximately 80% of executive compensation is “at risk”.

Process

As previously mentioned, salaries for executives are determined using market data and take into account the scope and job responsibilities of the executive. To determine bonus, PSU and share option awards for executives, the HRCC and Board considers multiple factors including: ARC’s corporate performance, the performance of ARC relative to its peers, the executive’s individual performance, and the compensation paid to the top executives of ARC’s peers.

The following schedule illustrates the timing and process for determining executive compensation:

January	• Senior executives (other than the CEO) receive 50 per cent of their second half (July – December) bonus for the previous year. For the CEO, a decision on the second half bonus for the previous year is deferred until June. The estimated amount of these bonuses is determined in the previous December by the HRCC.

February	• HRCC and Board approve March PSU grant.

March	• PSUs are granted to the CEO and all other executives.

February – May	• Proxy information and survey information is compiled and analyzed.

May	• CEO prepares a comprehensive report for the HRCC and the Board including corporate performance benchmarking and recommendations for executive compensation.

June

•    HRCC meets to review corporate performance benchmarking and approve executive compensation (other than for the CEO) and makes a recommendation to the Board regarding CEO compensation.

•    Board reviews corporate performance benchmarking, CEO performance and approves CEO compensation.

•    Share Options are granted to the CEO and other executives.

July

•    Senior executives (other than the CEO) receive salary adjustments retroactive to January 1st, the remaining portion of the previous year’s second half (July – December) bonus with any adjustments made based on performance and their first half (January – July) bonus for the current year. The September PSU grant is approved by the HRCC.

•    CEO receives a salary adjustment retroactive to January 1st, the previous year’s second half bonus with any adjustments made based on performance and the first half bonus for the current year. The September PSU grant for the CEO is approved by the Board.

September	• PSUs are granted to the CEO and all other executives

Management’s Role

Management’s primary role in executive compensation decisions is to gather data and prepare analysis to make preliminary recommendations to the HRCC and to the Board. Specifically, management gathers and analyzes information including:

•	Compensation surveys and specific analyses prepared by compensation consultants.
•	Comprehensive report on CEO and other executive compensation (internal document).
•	Quarterly executive compensation analyses.
•	ARC’s performance and market position compared to ARC’s proxy peer group.

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•	Executive performance compared to corporate and individual objectives.
•	Corporate performance benchmarking – financial and operational.

The Role of the HRCC and the Board

The HRCC and the Board receives and reviews a comprehensive report on executive compensation each June, in conjunction with the approval of annual compensation for the executives. In addition, the HRCC receives and reviews quarterly reports from management that includes current compensation for each executive, a five year history of each executive’s compensation, each executive’s market position compared to third party survey data and a peer group compensation analysis (further details of ARC’s peer group can be found in “Peer Group”). The analysis provided to the HRCC and the Board for proposed share option grants also includes a comprehensive “stress test” to demonstrate the potential payouts and their correlation to corporate performance. In regards to CEO compensation, the HRCC receives reports from independent external consultants.

Based upon its review of the data, analyses and reports described above, the HRCC decides upon and approves all executive compensation other than share options grants to executives and the compensation of the CEO. While it does not approve the granting of share options to executives and the compensation of the CEO, the HRCC makes recommendations to the Board on these matters.

The Board in turn considers the recommendations of the HRCC and, as required, the data, analyses and reports, then approves share option grants to executives and the compensation of the CEO.

The HRCC, from time-to-time, when it is deemed appropriate, engages compensation consultants or advisors to assist in executive compensation matters.

Compensation Changes for 2015

The committee reviews executive compensation annually with assistance from Mercer to ensure it aligns with ARC’s compensation philosophy, is competitive with our peers and aligns with the interests of ARC’s shareholders.

In 2015, the Board approved, subject to shareholder and regulatory approval, a new longer term incentive plan comprised of restricted shares. This new plan is intended to further reinforce ARC’s long-term orientation amongst our executive team, specifically regarding long-term strategy development and long-term organizational development. This aligns with our objective to sustain a high performance organization that consistently delivers value to all our stakeholders over the long-term. Details of the plan can be found in the section of this information circular-proxy statement titled “Long Term Restricted Share Award Plan” and the full plan document can be found in Schedule F.

Compensation Consultants and Advisors

In 2014, Mercer was retained by the HRCC to review ARC’s executive compensation recommendations and to assist with the design of ARC’s proposed new long-term restricted share award program. Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“Marsh & McLennan Companies”).

In addition, ARC retained Marsh Canada, a separate independent operating company owned by Marsh & McLennan Companies, to provide other services, unrelated to executive and/or Director compensation during 2014 and 2013. Marsh Canada acts as the broker for all of ARC’s corporate, building and vehicle insurance. The aggregate fees paid to Mercer and its Marsh & McLennan Companies’ affiliates for all services are detailed below. Neither the Board nor the HRCC is required to pre-approve these other services that Mercer or its affiliates provide to ARC at the request of management.

Fees Paid	2014	2013
Mercer - Compensation Services	$112,982	$70,832
Marsh Canada - Insurance	$3,496,769	$2,644,174
Total - Marsh & McLellan Companies	$3,609,751	$2,715,006

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Peer Group

For the purposes of benchmarking executive compensation, ARC reviews and considers two main sources of reference information: proxy data from a group of industry peers and Mercer survey data.

Proxy Peer Group

Each year during the first quarter, ARC reviews its industry peers with the goal of creating a group of similar companies. Prior to 2013, ARC created a peer group where ARC’s enterprise value and production volume fell close to the median. However, with ARC’s production increasing substantially it is no longer possible for our production to fall at the median without including fully integrated companies, which we do not believe are appropriate comparators. As a result, ARC’s production is at the 60th percentile and enterprise value is at the 70th percentile of our 2014 peer group. Below are the members of ARC’s 2014 proxy peer group which was reviewed and supported by Mercer. There were no changes to the members of ARC’s peer group from 2013 to 2014.

Company	Daily Production(1) (BOE/day)	Enterprise Value(1) ($ Billions)
Canadian Natural Resources Ltd.	685,000	$60.6
EnCana Corporation	516,000	$23.0
Talisman Energy Inc.	372,000	$15.5
Crescent Point Energy Corporation	128,000	$18.5
Tourmaline Oil Corporation	118,000	$10.9
Penn West Petroleum Ltd.	104,800	$7.2
Enerplus Corporation	97,100	$5.6
Baytex Energy Corporation	88,000	$9.4
Pengrowth Energy Corporation	77,400	$5.0
Bonavista Energy Corporation	74,000	$4.2
Peyto Exploration & Development Corporation	74,000	$6.5
Lightstream Resources	45,200	$3.3
Vermilion Energy Inc.	41,000	$8.5
Trilogy Energy Corporation	35,000	$4.0
Paramount Resources Ltd.	20,000	$5.1
Average	165,033	$12.5

ARC Resources Ltd.	100,000	$10.5
ARC’s Rank (out of 16)	7	6

Statistical Distribution (excluding ARC)
25th percentile	59,600	$5.1
Median	88,000	$7.2
75th percentile	123,000	$13.2
ARC’s percentile rank	60th	70th
(1)	Production and enterprise values as of March 2014 (source – Peters & Co Energy Update) at which time the peer group was determined

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ARC’s Performance versus Peers and Indices

On a one year, three year and five year basis ARC has outperformed the S&P/TSX Oil and Gas Exploration and Production index, the S&P/TSX Capped Energy index and its peer group. On a one year and three year basis the S&P/TSX Composite index has outperformed ARC due mainly to the performance of the non-energy stocks in this index. On a three-year and five-year basis this index and ARC had positive returns whereas the other two indices and our peer group had negative returns. ARC’s five year return of 9.9% is higher than all indices and significantly higher than ARC’s peer group which on average had a negative return of 5.5%.

The following table illustrates the average annual returns for the aforementioned periods.

Since inception in 1996, ARC has delivered an average annual total return of 17%, significantly outperforming both the S&P/TSX Composite Index and S&P/TSX Oil and Gas Exploration and Production Index.

Mercer Survey and Proxy Peer Group Data

To ensure a comprehensive analysis, we compare ARC’s executive compensation to data collected from the Proxy Peer Group as well as the Mercer survey data for all exploration and production companies and fully integrated companies. In addition we review a subset of this data of companies with production greater than 20,000 boe/d. In addition, for the CEO, CFO and COO positions, we apply “differentials” to the Mercer Survey data as an additional data set for comparison. We have found that for the C-level executives (which would include ARC’s CEO, CFO and COO), the Mercer data fluctuates significantly, especially at the p75 and p90 levels for total cash and total direct and may not be appropriate to use for comparative purposes. It is important to note, that the final decision on executive compensation is still based on a review of all of the various data points as well as applying sound judgment to do the right thing for ARC.

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COMPENSATION GOVERNANCE

OWNERSHIP GUIDELINES

ARC maintains ownership guidelines for its executives to further align executive and shareholder interests. In 2014 the Committee reviewed ARC’s current share ownership requirements compared to those of its peer group. While the guidelines at the time, being three times base salary for the CEO and two times base salary for all other executives, were the most prevalent in the industry, the Committee decided to increase these guidelines to be the top in the industry to further align executives with shareholders. Therefore, effective in 2014, the minimum share ownership guideline for the CEO has increased to five times base salary and for senior executives to three times base salary. The share ownership requirement for vice presidents remains at two times base salary. Executives have five years to accumulate the minimum number of shares and/or share equivalents that are required. The following table illustrates the ownership holdings of ARC’s Named Executive Officers or NEOs (both defined later in this Information Circular under “Summary Compensation Table”) as of December 31, 2014.

Officer	Required Share Ownership	Shares as of December 31, 2014	Value as of December 31, 2014(1)	Multiple of Base Salary	Meets Minimum Share Ownership Guidelines
Myron Stadnyk	5 times base salary	297,949	$7,496,397	13.2	Yes
Terry Anderson	3 times base salary	67,398	$1,695,734	4.5	Yes
Van Dafoe	3 times base salary	44,622	$1,122,690	3.3	Yes
Terry Gill	3 times base salary	92,394	$2,324,633	7.0	Yes
David Carey	3 times base salary	144,698	$3,640,602	11.0	Yes
(1)	Based on the December 31, 2014 closing price for ARC’s Common Shares of $25.16.

COMPENSATION RISK MANAGEMENT

The oil and gas industry is complex and volatile; therefore, it is important that compensation elements are rewarding the appropriate behaviors to ensure that business outcomes are in line with the long-term strategy of ARC and the interests of its shareholders. The HRCC is committed to this principle and, consequently, on an annual basis reviews the risk implications of ARC’s compensation policies and practices.

To that end, the following mechanisms are integrated into our compensation policies and practices to mitigate compensation risks:

•	All executives are expected to own stock representing at least two times their annual salary.
•	ARC encourages long-term thinking and behaviours by having a significant portion (approximately 80 per cent) of executive compensation ‘at risk’.
•	Of the portion of executive compensation at risk, 75 per cent (60 per cent of total compensation) is made up of long-term incentives. PSU’s have a threshold performance multiplier, which if not achieved, results in zero payment. Share options have no value if long-term total shareholder return is negative.
•	The benefits from PSUs and share options are not realized until after long periods of time (PSUs vest at the end of the 3rd year and share options vest at the end of the 4th and 5th years) and are linked directly to total shareholder return over the term of the award.

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•	As PSU and share option awards continue to vest following retirement, an inherent post retirement “hold period” exists for these awards when the CEO and other officers retire from the company.
•	2nd half bonuses are not fully paid to executives until six months after the performance period has ended and corporate results and individual performance have been reviewed and finalized.
•	All executives participate in the same compensation plans.
•	All elements of executive compensation are reviewed and approved by the HRCC and, where applicable, the Board prior to all payments.
•	The HRCC and, where applicable, the Board annually assess compensation against corporate and individual executive performance, along with peer proxy data to understand market practice and rewards.
•	The HRCC “stress tests” PSU and option grants for executives under a variety of performance scenarios to understand what the future payments could be.
•	ARC has an anti-hedging policy which ensures that executives and directors cannot participate in speculative activity related to our shares artificially to protect themselves against declines in share price.
•	In addition, ARC has established a Risk Committee of the Board which has general oversight over identifying and reviewing the principal business, financial and corporate risks of ARC.

CLAWBACK PROVISION

ARC’s Board has always made it a priority to ensure that appropriate checks and balances are in place to govern responsible and ethical behaviors amongst executives. This is reinforced by the high level of Board involvement in monitoring the business activities at ARC. Furthermore all executives are required to annually sign-off on a formal Code of Business Conduct and Ethics policy confirming their ethical conduct.

In regards to bonuses, we defer payment of 100 per cent of the CEO’s second half bonus and 50 per cent of senior executives’ second half bonus until July of the following year which allows adequate time to address any material issues that may arise after year-end. Furthermore, the Board retains ultimate discretion on bonus payouts. With respect to long-term incentives, ARC has a policy that requires retiring executives to execute an agreement providing for the termination of unvested PSU and share option awards as well as ARC’s right to receive damages for conduct that is adverse to ARC’s interests.

We believe that the above measures mitigate the risk of material fraud or misconduct by an executive. That said, we continue to track legal developments, shareholder advisory group research and industry trends with respect to clawbacks.

CEO POST RETIREMENT HOLD PERIOD

In 2014, the HRCC introduced a formal policy requiring the CEO to hold ARC common shares with a minimum value of five times base salary for one year post retirement. In addition, ARC has always had an inherent hold period because all PSU and share options continue to vest on schedule after retirement which minimizes any motive to drive short-term share price increases.

TRADING IN ARC SECURITIES

ARC has adopted a Disclosure Policy, the primary objective of which is to ensure communications of ARC with the public are timely, factual, accurate and broadly distributed in accordance with all applicable legal and regulatory requirements. The Disclosure Policy also documents the disclosure policies and practices of ARC and aims to promote an understanding of legal requirements among ARC’s Directors, officers and employees.

In accordance with the Disclosure Policy, Directors, executives and employees of ARC are, with limited exceptions, not permitted to knowingly sell, directly or indirectly, a security of ARC they do not own or have not fully paid for or to directly or indirectly buy or sell a call or put of a security of ARC.

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2014 PERFORMANCE ASSESSMENT

To determine base salaries, bonuses and long-term incentives for executives, the HRCC and the Board considers the overall performance of the Corporation and the individual performance of each executive. In 2014, performance was assessed relative to the execution of objectives that advance our strategy of Risk Managed Value Creation which include; Financial Flexibility, Operational Excellence; High Quality, Long Life Assets; and Top Talent & Strong Leadership Culture.

The following chart outlines ARC’s strategic plan objectives and highlights the key achievements in 2014:

Strategic Plan Objective	Achievements
Deliver long-term Risk Managed Value Creation

Ö    ARC’s five year and ten year average annual returns are 10% and 11% respectively which is top quartile amongst peers and achieved with lower than average volatility.

Ö    Delivered income and growth by continuing to pay a dividend of $0.10 per month despite a volatile commodity price environment.

Ö    Ranked 1st amongst oil and gas companies in Canada for “Confidence in Corporate Strategy” by Brendan Wood.

Ö    Ranked 1st amongst oil and gas companies for Shareholder Confidence “Investment Quality” index by Brendan Wood.

Ensure Financial Flexibility and maintain a strong balance sheet

Ö    Delivered strong funds from operations of $1,124 million, a $262 million or 30% increase over 2013.

Ö    Managed an effective hedging strategy to protect the company’s business plan. Mark-to-market value of ARC’s hedge book represents an asset of $258 million at year-end.

Ö    Stewarded net debt to funds from operations at 1.1 times (one of the lowest ratios in the sector) with year- end net debt of $1,256 million and undrawn credit capacity of $916 million.

Ö    Net debt at 14% of total capitalization is well within targeted levels.

Ö    Delivered net income of $380 million, a $140 million increase from 2013.

Drive Operational Excellence through capital discipline and cost management in a safe and environmentally responsible manner

Ö    Maintained safe workplace practices with only one employee lost-time-incident. We continue to focus on improving safety performance amongst contractors.

Ö    Delivered record production of 112,387 boe/day, which is a 17 per cent increase compared to 2013. Drilled 139 oil wells, 22 liquids rich gas wells and 26 gas wells.

Ö    Lowered cost structure with operating costs better than guidance at $8.88 per boe.

Ö    Continuous improvement in well fracking and completions design in North East BC resulting in exceptional efficiency and productivity gains.

Ö    Demonstrated environmental stewardship - 7th consecutive year named to the Carbon Disclosure Leadership Index (CDLI).

Pursue High Quality, Long Life Assets that will provide sustainable value growth

Ö    Profitable execution of $945.5 million capital program.

Ö    Achieved 7th consecutive year of greater than 200 per cent produced reserves replacement – primarily driven by organic growth.

Ö    Total proved plus probable reserves of 673 mmboe and a RLI of 15.0 years.

Ö    Efficiently spent $134 million on strategic “tuck-in”, land, facilities and infrastructure acquisitions in key areas

Ö    Strategic divestures of non-core assets resulting in proceeds of $38.5 million.

Ö    Added 120 net Montney sections and increased ARC’s evaluated Montney natural gas Total Petroleum Initially In Place (“TPIIP”) resource from 55 Tcf to 67 Tcf and oil TPIIP increased from 2.2 billion barrels to 2.3 billion barrels in 2014.

Ö    Diverse portfolio of assets allowed ARC to focus on oil and liquids rich opportunities at Parkland/Tower, Ante Creek, Pembina, southeast Saskatchewan as well as low cost natural gas development at Dawson and Sunrise.

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Build Top Talent and Strong Leadership Culture to perpetuate success over the long-term

Ö    Demonstrated commitment to corporate culture, talent management and organizational development during a time of significant growth.

Ö    Recruited high quality individuals to fill key leadership and technical roles (particularly in operations) and we continue to focus on development of our managers.

Ö    Achieved 90 per cent employee engagement score in our annual “Strength of Workplace” employee survey.

Ö    Executed a seamless executive succession transition of Van Dafoe to Chief Financial Officer, Terry Anderson to Chief Operating Officer, Lara Conrad to VP Engineering and hired Kris Bibby as new VP Finance.

Ö    Maintained below average voluntary employee turnover in a competitive market environment (ARC: 3.8%; Industry: 7.5%).

SUCCESSION PLANNING

Deliberate succession, progression and development of talent are important elements of ARC’s long-term strategy. We have a strong commitment to growing and developing our top talent for future leadership roles. Our succession and development initiatives involve many programs that focus on building individual leadership capabilities in five key areas – strategy, technical, business, people and culture. Specifically for the executive level, the HRCC and where applicable, the Board, reviews a detailed report on the future organizational design and the succession plan on an annual basis. In addition, the HRCC will review succession, progression and development initiatives on a quarterly basis as an agenda item at regular committee meeting.

The continued strength of ARC’s internal succession planning was demonstrated with the promotion of key executives to new roles. Terry Anderson, formerly Senior Vice President, Engineering and Land, was promoted to COO as of December 13, 2013. As well, on February 5, 2014, Van Dafoe, formerly Senior Vice President, Finance, was promoted to CFO following the planned retirement of Steve Sinclair. ARC also internally promoted to fill the Vice President, Engineering role and strategically recruited to fill the Vice President, Finance role. The Board and management work closely together to ensure a purposeful approach to building a management team with breadth, depth and exceptional leadership talent at all levels of the organization.

PERFORMANCE GRAPH

The graph below compares the performance of ARC over the past five years (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index, and the S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2009.

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	2009	2010	2011	2012	2013	2014	Annualized Return
ARC Resources Ltd.	$100.00	$134.77	$139.72	$143.22	$181.22	$160.60	9.9%
S&P/TSX Composite	$100.00	$117.62	$107.38	$115.10	$130.03	$143.75	7.5%
S&P/TSX Oil and Gas E&P Index	$100.00	$112.95	$92.60	$82.16	$93.51	$72.81	-6.2%
S&P/TSX Capped Energy Index	$100.00	$111.71	$95.19	$90.59	$102.65	$85.88	-3.0%
2014 Peer Group Average	$100.00	$135.02	$151.53	$125.00	$146.04	$97.70	-5.5%

Over the past five years, ARC’s average annual return was 9.9%, greater than all three indices and its peer group. In fact both energy indices and ARC’s peer group have had negative average annual returns over the past five years. ARC has had positive annual returns in all years except 2014 due to the substantial decrease in commodity prices. That said, $100 invested in ARC in 2009 would equate to $160.60 today, whereas an investment of $100 in ARC’s peers would result in $92.60 today.

Over the past five years, NEO compensation increased on average 8% with the majority of the increase being in long-term “at risk” compensation. This average increase was less than ARC’s average annual return of 9.9% over the same period.

Over the past ten years ARC has delivered average annual returns of 11.2% and significantly outperformed all indices and our peers. During this timeframe, executive compensation has been aligned with these returns and further demonstrates ARC’s commitment to long-term sustainable performance.

THREE YEAR NEO COMPENSATION VERSUS FINANCIAL MEASURES

Over the past three years total NEO compensation has remained as a relatively small percentage of both funds from operations and enterprise value. NEO compensation as a percentage of funds from operations decreased to less than one percent in 2014. ARC’s enterprise value in 2014 decreased slightly to $9.3 billion due to ARC’s decrease in share price yet NEO compensation still remains a small percentage (0.11%) of this value. The chart below outlines ARC’s performance and total NEO compensation for the past three years.

Year	2012	2013	2014
Total NEO Compensation (millions)(1)	$11.1	$10.0	$10.3
Funds from Operations (millions)	$720	$862	$1,124
NEO Compensation as a % of Funds From Operations	1.54%	1.16%	0.92%
Enterprise Value (billions)	$8.3	$10.3	$9.3
NEO Compensation as a % of Enterprise Value	0.13%	0.10%	0.11%
Shareholder Return (annual)	2.5%	26.5%	-11.4%
(1)	Total NEO compensation does not include any one-time payments made to executives who retired.

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2014 EXECUTIVE COMPENSATION

CEO COMPENSATION

Mr. Stadnyk became CEO on January 1, 2013 and his 2013 and 2014 compensation is highlighted below. A three year summary is not provided as he has been in the role for two years. In 2014 Mr. Stadnyk’s compensation increased by 15%, of which 85% of this increase was in long-term incentives.

Compensation Component	2014	2013
Base Salary	$570,000	$550,000
Other Compensation (1)	$74,450	$70,875
Bonus	$650,000	$600,000
RSU/PSU Grants	$1,600,032	$1,425,017
Share Option Grant	$700,002	$475,000
Total Compensation	$3,594,484	$3,120,892
(1)	Other Compensation includes benefits and savings plan contributions

As of December 31, 2014 Mr. Stadnyk held the following number of common shares, PSUs and options.

Share Based Component	Number of Shares/Units/Options	Value
Common Shares(1) (Privately Held)	260,939	$6,565,225
Common Shares(1) (ARC’s Savings Plan)	37,010	$931,171
Total Common Shares Owned	297,949	$7,496,397
PSUs(2)	163,686	$6,713,375
Share Options(3)	244,309	$706,381
Total		$14,916,153

(1)	Common Share values based on the December 31, 2014 closing price of $25.16.
(2)	PSU value based on the December 31, 2014 closing price of $25.16 and their actual performance multipliers as of December 31, 2014 except those active less than a year are valued using a performance multiplier of one.
(3)	Share options are valued using the December 31, 2014 closing price of $25.16 and assuming Mr. Stadnyk elects that the exercise price be reduced by the full amount of the dividends to this date.

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TOTAL COMPENSATION MIX

ARC’s compensation philosophy is designed to align compensation with corporate performance and therefore the majority of executive compensation is performance based and “at risk”. The two graphs below demonstrate the “at risk” pay for the CEO as well as the average “at risk” pay for all other NEOs. Approximately 82 per cent of the CEO’s compensation and on average 77 per cent of other NEO’s compensation is “at risk”.

Below is a further breakdown of CEO and all other NEO compensation by component. Long-term incentives (PSUs and share options) comprise on average approximately 60 per cent of an NEO’s total compensation. To further illustrate the link to performance, over 40 per cent of each of the NEO’s total compensation is awarded in PSUs that are only paid out when ARC performs above the bottom quartile as compared to its peers.

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SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation information for the CEO and CFO of ARC and the three most highly compensated executive officers of ARC for the year ended December 31, 2014 whose total compensation was more than $150,000. This table also includes any individual who would have been included as one of the three most highly compensated executive officers but was not an executive officer nor acting in a similar capacity at the end of that financial year (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”).

					Non-Equity Incentive Plan
					Compensation
						Long Term
						Incentive	All Other	Total
Name and Principal Position	Year	Salary	PSUs(1)	Options(2)	Bonus(3)	Plans	Compensation(4)	Compensation
Myron Stadnyk	2014	$570,000	$1,600,032	$700,002	650,000	N/A	$74,450	$3,594,484
President and Chief Executive Officer	2013	$550,000	$1,425,017	$475,000	600,000	N/A	$70,875	$3,120,892
	2012	$520,000	$1,100,044	$400,003	650,000	N/A	$66,975	$2,737,022
Terry Anderson	2014	$375,000	$925,021	$300,001	400,000	N/A	$49,588	$2,049,610
Senior Vice President and	2013	$320,000	$725,007	$255,007	375,000	N/A	$43,900	$1,718,914
Chief Operating Officer	2012	$320,000	$550,034	$180,002	420,000	N/A	$41,950	$1,511,986
Van Dafoe(5)	2014	$334,564	$730,030	$250,006	300,000	N/A	$42,600	$1,657,200
Senior Vice President and	2013	$300,000	$650,007	$220,001	260,000	N/A	$41,300	$1,471,308
Chief Financial Officer	2012	$300,000	$550,011	$180,002	320,000	N/A	$39,155	$1,389,168
Steve Sinclair(6)(7)	2014	$225,000	$925,010	$300,001	125,000	N/A	$44,713	$1,619,724
Former Senior Vice President and Chief	2013	$360,000	$800,025	$300,004	350,000	N/A	$49,100	$1,859,129
Financial Officer and Former Senior	2012	$360,000	$700,033	$250,000	400,000	N/A	$47,150	$1,757,183
Vice President, Development
Terry Gill	2014	$330,000	$660,039	$220,005	270,000	N/A	$44,225	$1,524,269
Senior Vice President, Corporate	2013	$320,000	$650,007	$215,002	295,000	N/A	$43,900	$1,523,909
Services	2012	$320,000	$550,034	$180,002	360,000	N/A	$41,950	$1,451,986
David Carey	2014	$330,000	$660,039	$220,005	235,000	N/A	$44,225	$1,489,269
Senior Vice President, Capital Markets	2013	$320,000	$650,007	$225,001	280,000	N/A	$43,900	$1,518,908
	2012	$320,000	$550,034	$180,002	310,000	N/A	$41,950	$1,401,986

(1)	PSUs are granted in March and September. The award value of PSUs for compensation purposes as set forth in the table above has been determined by multiplying the number of awards granted by the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date. Furthermore, in respect of PSUs, the amount calculated in accordance with the above formula has been multiplied by the target performance multiplier of one. This method of determining the award value has been used as such amount represents the dollar value approved by the HRCC or the Board, as applicable, when awards were granted. The award value as determined in this manner does not include estimated accrued dividends for the securities underlying the awards granted as future distribution amounts are unknown at the time of the grant and therefore are not taken into consideration when the awards are granted. The weighted average trading prices used in determining awards values were as follows:

Year	March	September
2014	$29.17	$30.15
2013	$26.64	$26.39
2012	$24.03	$23.60

(2)	The award value of option awards for compensation purposes as set forth in the table above were approved by the HRCC and subsequently the Board. The number of underlying options were calculated using the weighted average trading price of ARC shares for the five trading days immediately prior to the grant date which is listed below and using the binomial value set forth below. This value was calculated using the following assumptions as shown in the following table for: volatility, expected life, dividend yield and the risk free rate.

	Binomial
Year	Value	Grant Price	Volatility	Expected Life	Dividend Yield	Risk Free Rate
2014	31%	$32.94	37%	5.5 and 6 Years	3.64%	2.09%
2013	29%	$27.15	38%	5.5 and 6 Years	4.42%	1.47%
2012	26%	$20.20	38%	5.5 and 6 Years	5.94%	1.39%

(3)	Bonus amounts reflect amounts earned in the fiscal year. Bonus amounts for 2014 for all NEOs have not been finalized and are subject to adjustment. 25% of all NEOs’ bonuses excluding Mr. Stadnyk and 50% of Mr. Stadnyk’s bonus have been held back until a full executive compensation review takes place in the second quarter of 2015.
(4)	Other compensation includes benefits and savings plan contributions.
(5)	Mr. Dafoe was promoted to Chief Financial Officer on February 5, 2014 and received an increase to his annual salary at such time to $340,000.
(6)	Mr. Sinclair stepped down as Chief Financial Officer on February 5, 2014 and became Senior Vice President, Development until September 30, 2014 when he retired from ARC.
(7)	From July to September 30, Mr. Sinclair worked a reduced schedule of 50% full time equivalent.

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LONG-TERM INCENTIVE AWARDS (PSUs) - UNVESTED VALUE AT YEAR END

The table below illustrates the outstanding PSUs held by each Named Executive Officer as of December 31, 2014 and which had not vested at such date. All PSUs are subject to a performance multiplier that may vary from zero to two. A more complete description of the RSU and PSU plan can be found in Schedule C. No outstanding RSUs were held by Named Executive Officers at year-end.

	PSUs(1)
Name	Year of Award	Unvested Awards	Year of Vesting	Minimum Value of Unvested Awards	Median Value of Unvested Awards	Maximum Value of Unvested Awards
	2014	54,920	2017	$-	$1,381,787	$2,763,574
Myron Stadnyk	2013	57,131	2016	$-	$1,437,416	$2,874,832
	2012	51,635	2015	$-	$1,299,137	$2,598,273
		163,686		$-	$4,118,340	$8,236,679
	2014	31,841	2017	$-	$801,120	$1,602,239
Terry Anderson	2013	29,051	2016	$-	$730,923	$1,461,846
	2012	25,818	2015	$-	$649,581	$1,299,162
		86,710		$-	$2,181,624	$4,363,247
	2014	25,129	2017	$-	$632,246	$1,264,491
Van Dafoe	2013	26,060	2016	$-	$655,670	$1,311,339
	2012	25,807	2015	$-	$649,304	$1,298,608
		76,996		$-	$1,937,220	$3,874,438
	2014	31,729	2017	$-	$798,302	$1,596,603
Steve Sinclair	2013	32,081	2016	$-	$807,158	$1,614,316
	2012	32,859	2015	$-	$826,732	$1,653,465
		96,669		$-	$2,432,192	$4,864,384
	2014	22,711	2017	$-	$571,409	$1,142,818
Terry Gill	2013	26,060	2016	$-	$655,670	$1,311,339
	2012	25,818	2015	$-	$649,581	$1,299,162
		74,589		$-	$1,876,660	$3,753,319
	2014	22,711	2017	$-	$571,409	$1,142,818
David Carey	2013	26,060	2016	$-	$655,670	$1,311,339
	2012	25,818	2015	$-	$649,581	$1,299,162
		74,589		$-	$1,876,660	$3,753,319
(1)	The number of awards has been adjusted to reflect dividends paid on Common Shares from the date of grant to December 31, 2014. Values are based on the December 31, 2014 closing price of $25.16.

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LONG-TERM INCENTIVE AWARDS (SHARE OPTIONS) – UNVESTED VALUE AT YEAR END

ARC’s Share Option Plan is a fully declining strike price option plan. The Optionee can elect to exercise at the original grant price or to have the exercise price reduced by the full amount of the dividends paid by the Corporation. The table below illustrates the outstanding share options held by each Named Executive Officer as of December 31, 2014 which had not yet vested at such date. A more complete description of the Share Option Plan can be found in Schedule D.

	Share Options(1)
Name	Grant Date	Number of Common Shares Underlying Unexercised Options	Grant Price	Expiry Date	Value of the Unexercised in- the-money Options (Original Exercise Price)	Reduced Exercise Prices as at December 31, 2014	Value of Unexercised in- the-money Options (Reduced Exercise Price)
	June 19, 2014	68,551	$32.94	June 19, 2021	$-	$32.34	$-
	June 20, 2013	60,329	$27.15	June 20, 2020	$-	$25.35	$-
Myron Stadnyk	June 21, 2012	76,162	$20.20	June 21, 2019	$377,764	$17.20	$606,250
	March 24, 2011	39,267	$27.11	March 24, 2018	$-	$22.61	$100,131
		244,309			$377,764		$706,381
	June 19, 2014	29,379	$32.94	June 19, 2021	$-	$32.34	$-
	June 20, 2013	32,388	$27.15	June 20, 2020	$-	$25.35	$-
Terry Anderson	June 21, 2012	34,273	$20.20	June 21, 2019	$169,994	$17.20	$272,813
	March 24, 2011	17,849	$27.11	March 24, 2018	$-	$22.61	$45,515
		113,889			$169,994		$318,328
	June 19, 2014	24,483	$32.94	June 19, 2021	$-	$32.34	$-
	June 20, 2013	27,942	$27.15	June 20, 2020	$-	$25.35	$-
Van Dafoe	June 21, 2012	34,273	$20.20	June 21, 2019	$169,994	$17.20	$272,813
	March 24, 2011	14,874	$27.11	March 24, 2018	$-	$22.61	$37,929
		101,572			$169,994		$310,742
	June 19, 2014	29,379	$32.94	June 19, 2021	$-	$32.34	$-
	June 20, 2013	38,103	$27.15	June 20, 2020	$-	$25.35	$-
Steven Sinclair	June 21, 2012	47,601	$20.20	June 21, 2019	$236,101	$17.20	$378,904
	March 24, 2011	28,558	$27.11	March 24, 2018	$-	$22.61	$72,823
		143,641			$236,101		$451,727
	June 19, 2014	21,545	$32.94	June 19, 2021	$-	$32.34	$-
	June 20, 2013	27,307	$27.15	June 20, 2020	$-	$25.35	$-
Terry Gill	June 21, 2012	34,273	$20.20	June 21, 2019	$169,994	$17.20	$272,813
	March 24, 2011	19,039	$27.11	March 24, 2018	$-	$22.61	$48,549
		102,164			$169,994		$321,362
	June 19, 2014	21,545	$32.94	June 19, 2021	$-	$32.34	$-
	June 20, 2013	28,577	$27.15	June 20, 2020	$-	$25.35	$-
David Carey	June 21, 2012	34,273	$20.20	June 21, 2019	$169,994	$17.20	$272,813
	March 24, 2011	19,039	$27.11	March 24, 2018	$-	$22.61	$48,549
		103,434			$169,994		$321,362

(1) Values are based on the December 31, 2014 closing price of $25.16.

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VALUE OF LONG-TERM INCENTIVE AWARDS AND NON-EQUITY COMPENSATION EARNED IN 2014

PSUs vest in March and September of each year. The table below illustrates for each NEO the value of PSUs that vested in 2014 and the value of non-equity plan compensation (bonus) earned in 2014.

	PSUs (1)
	Year of	Number of
Name	Award	Awards Vested	Value	2014 Bonus

Myron Stadnyk	2011	42,198	$2,506,453	$650,000

Terry Anderson	2011	23,895	$1,421,645	$400,000

Van Dafoe	2011	19,443	$1,156,402	$300,000

Steve Sinclair	2011	28,449	$1,689,823	$125,000

Terry Gill	2011	22,759	$1,351,818	$270,000

David Carey	2011	22,759	$1,351,818	$235,000

(1)	The value of the PSUs that vested in 2014 was calculated based on the weighted average trading price of ARC shares for the five trading days ending immediately prior to the vesting date multiplied by the number of PSUs on such date, adjusted to reflect re-invested cash dividends made on the underlying shares for the period from the grant date to the vesting date and further multiplied by the applicable performance multiplier which was 2.0 for PSUs awarded in March 2011 and in September 2011.

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CHANGE IN VALUE OF SHARE OPTIONS AWARDED DURING 2014

Below is the change in value in 2014 of each NEO’s share options.

	As of December 31, 2013(1)			As of December 31, 2014(2)			Change in Value
Officer	Grant Year	Options Outstanding	Value	Grant Year	Options Outstanding	Value	Grant Year	Options Outstanding	Value
	2014	-	$-	2014	68,551	$-	2014	68.551	$-
	2013	60,329	$182,194	2013	60,329	$-	2013	-	$(182,194)
Myron Stadnyk	2012	76,162	$850,730	2012	76,162	$606,250	2012	-	$(244,480)
	2011	39,267	$226,178	2011	39,267	$100,131	2011	-	$(126,047)
		175,758	$1,259,102		244,309	$706,381		68,551	$(552,721)
	2014	-	$-	2014	29,379	$-	2014	29,379	$-
	2013	32,388	$97,812	2013	32,388	$-	2013	-	$(97,812)
Terry Anderson	2012	34,273	$382,829	2012	34,273	$272,813	2012	-	$(110,016)
	2011	17,849	$102,810	2011	17,849	$45,515	2011	-	$(57,295)
		84,510	$583,451		113,889	$318,328		29,379	$(265,123)
	2014	-	$-	2014	24,483	$-	2014	24,483	$-
	2013	27,942	$84,385	2013	27,942	$-	2013	-	$(84,385)
Van Dafoe	2012	34,273	$382,829	2012	34,273	$272,813	2012	-	$(110,016)
	2011	14,874	$85,674	2011	14,874	$37,929	2011	-	$(47,746)
		77,089	$552,888		101,572	$310,742		24,483	$(242,147)
	2014	-	$-	2014	29,379	$-	2014	29,379	$-
	2013	38,103	$115,071	2013	38,103	$-	2013	-	$(115,071)
Steve Sinclair	2012	47,601	$531,703	2012	47,601	$378,904	2012	-	$(152,799)
	2011	28,558	$164,494	2011	28,558	$72,823	2011	-	$(91,671)
		114,262	$811,268		143,641	$451,727		29,379	$(359,541)
	2014	-	$-	2014	21,545	$-	2014	21,545	$-
	2013	27,307	$82,467	2013	27,307	$-	2013	-	$(82,467)
Terry Gill	2012	34,273	$382,829	2012	34,273	$272,813	2012	-	$(110,016)
	2011	19,039	$109,665	2011	19,039	$48,549	2011	-	$(61,115)
		80,619	$574,961		102,164	$321,362		21,545	$(253,598)
	2014	-	$-	2014	21,545	$-	2014	21,545	$-
	2013	28,577	$86,303	2013	28,577	$-	2013	-	$(86,303)
David Carey	2012	34,273	$382,829	2012	34,273	$272,813	2012	-	$(110,016)
	2011	19,039	$109,665	2011	19,039	$48,549	2011	-	$(61,115)
		81,889	$578,797		103,434	$321,362		21,545	$(257,434)
(1)	Year-end share option values are based on the December 31, 2013 closing price of $29.57 and the original strike price is reduced by the full amount of the dividends to this date.
(2)	Year-end share option values are based on the December 31, 2014 closing price of $25.16 and the original strike price is reduced by the full amount of the dividends to this date.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Each NEO has an employment agreement that outlines base salary and other elements of total compensation which is put into place when the individual becomes an officer.

ARC is entitled to terminate its employment agreements with any of the NEOs at any time for just cause and is then obligated to pay such executive’s salary (and accrued and unused vacation) through to the termination date. ARC is also entitled to terminate its employment agreements with any of the NEOs at any time for any reason other than just cause and is then obligated to pay to the executive a termination payment (“Termination Payment”) equal to 24 months of salary and bonus in the case of the CEO, 21 months of salary and bonus in the case of the CFO and the COO and 18 months of salary and bonus in the case of the other NEOs.

The NEOs are entitled to terminate their employment with ARC within two months following any of the following events (each a “Termination Event”): (a) any adverse change in the executive’s title or office; (b) any material reduction in the executive’s position, duties, or responsibilities with ARC; (c) any action adversely affecting the executive’s participation in, or reducing the executive’s rights under or pursuant to any benefit in which the executive was entitled to participate as at the date of the employment agreement, when considered as a whole package; (d) relocation of the executive to a city or community other than the city of Calgary; and (e) material breach by the Corporation of any material provision of the employment agreement; and to receive the Termination Payment described above. The NEO employment agreements are governed by the laws of the province of Alberta, and where applicable, federal law, and are in compliance with such laws.

In the event of a “change of control” as described below (“Change of Control”) a Termination Event must also occur before an NEO is entitled to receive his Termination Payment.

A change of control is generally defined as a change in registered or beneficial ownership or control which results in a person or persons acting jointly in concert holding, owning or controlling, directly or indirectly, more than 662/3% of the outstanding Common Shares of ARC, (other than as a result of a transaction or series of transactions which the Board of Directors determines should not constitute a change of control); the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of ARC (other than pursuant to an internal reorganization); or any determination by the Board of Directors that a change of control has occurred.

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The following chart illustrates the payments that each of the NEOs would receive in the event of their termination as at December 31, 2014. In all events below, subject to contractual agreements, the Board maintains ultimate discretion on all payouts.

Type	Termination Payment	RSUs/PSUs	Share Options
Termination for Just Cause	None	All awards expire and are cancelled on the termination date	All vested and unvested options expire and are cancelled on the termination date
Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years COO/CFO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards continue to vest for 30 days	All unvested options continue to vest for 30 days and the Optionee has three months to exercise vested options
Change of Control	None	All awards immediately vest	CEO/CFO/COO - no accelerated vesting All other executives - immediate vesting
Change of Control and Termination Event

CEO - 2 times base salary and 2 times the average bonus over the last 2 years COO/CFO - 1.75 times base salary and

1.75 times the average bonus over the last two years

All other executives - 1.5 times base salary and 1.5 times the average bonus over the last two years

		All awards immediately vest	CEO/COO/CFO - immediate vesting in certain circumstances All other executives - immediate vesting
Resignation	None	All awards are cancelled	All vested and unvested options are cancelled
Retirement	None	If executive has between 5 - 10 years at ARC - all awards active for over one year continue to vest on schedule If executive has over 10 years at ARC - all awards continue to vest on schedule	If executive has between 5 - 10 years at ARC- all awards continue to vest for three years. If executive has over 10 years at ARC - all awards continue to vest on schedule

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The chart below illustrates the payments that would have been made to each of the NEOs pursuant to their employment agreements and the payments that would have been made to the NEOs pursuant to the PSU awards and share options held by them as a result of a termination for just cause or resignation, termination event, change of control, retirement or death assuming such event occurred on December 31, 2014.

Name	Triggering Event	Payment Pursuant to Employment Agreement	PSU Payments(3)(4)	Share Option Payment(5)		Total
	Termination for Just Cause or Resignation	$-	$-		$-	$-
	Termination Event	$2,390,000	$-		$-	$2,390,000
Myron Stadnyk(1)	Change of Control	$-	$6,713,375		$-	$6,713,375
	Change of Control and Termination Event	$2,390,000	$6,713,375		$706,381	$9,809,756
	Retirement	$-	$-		$-	$-
	Death	$-	$6,713,375		$706,381	$7,419,756
	Termination for Just Cause or Resignation	$-	$-		$-	$-
	Termination Event	$1,334,375	$-		$-	$1,334,375
Terry Anderson(1)	Change of Control	$-	$3,488,885		$-	$3,488,885
	Change of Control and Termination Event	$1,334,375	$3,488,885		$318,328	$5,141,588
	Retirement(5)	$-	$-	$		$-
	Death	$-	$3,488,885		$318,328	$3,807,213
	Termination for Just Cause or Resignation	$-	$-		$-	$-
	Termination Event	$1,085,000	$-		$-	$1,085,000
Van Dafoe(1)	Change of Control	$-	$3,173,331		$-	$3,173,331
	Change of Control and Termination Event	$1,085,000	$3,173,331		$310,742	$4,569,073
	Retirement	$-	$-		$-	$-
	Death	$-	$3,173,331		$310,742	$3,484,073
	Termination for Just Cause or Resignation	$-	$-		$-	$-
	Termination Event	$918,750	$-		$-	$918,750
Terry Gill(1)	Change of Control	$-	$3,115,305		$321,362	$3,436,667
	Change of Control and Termination Event	$918,750	$3,115,305		$321,362	$4,355,417
	Retirement	$-	$-		$-	$-
	Death	$-	$3,115,305		$321,362	$3,436,667
	Termination for Just Cause or Resignation	$-	$-		$-	$-
	Termination Event	$881,250	$-		$-	$881,250
David Carey(2)	Change of Control	$-	$3,115,305		$321,362	$3,436,667
	Change of Control and Termination Event	$881,250	$3,115,305		$321,362	$4,317,917
	Retirement	$-	$3,115,305		$321,362	$3,436,667
	Death	$-	$3,115,305		$321,362	$3,436,667

(1)	Mr. Stadnyk, Mr. Anderson, Mr. Dafoe and Mr. Gill are not 55 and therefore are not eligible for retirement.
(2)	Upon retirement, Mr. Carey will not immediately receive payment of the PSU and share option values noted, instead PSU and share options will continue to vest in accordance with the terms of the respective plans and Mr. Carey will receive payment based on the share price at the time of vesting.
(3)	All PSUs are valued using the December 31, 2014 closing price of ARC Common Shares of $25.16.
(4)	PSUs have been valued using their actual performance multiplier, except those active less than a year are valued at 1.0.
(5)	Share options have been valued using the December 31, 2014 closing price of $25.16 and assuming the executive elects that the exercise price be reduced by the full amount of the dividends to that date.

The maximum liability to ARC provided under all employment agreements and for all outstanding RSUs and PSUs and share options as of December 31, 2014 was approximately $114.2 million (including the amount payable to the NEOs).

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OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders(1)	2,505,077	$23.43	11,719,923
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,505,077	$23.43	11,719,923

(1)	The Corporation's Option Plan currently provides for the grant of a maximum number of 14,225,000 Common Shares.
(2)	Excludes securities to be issued upon exercise of outstanding options, warrants and rights.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from Directors or senior officers of the Corporation to the Corporation in fiscal 2014.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of Directors or senior officers of the Corporation, nominees for Director of the Corporation, any shareholder who beneficially owns more than ten per cent of the Common Shares of the Corporation (or any Director or executive officer of any such shareholder), or any known associate or affiliate of such persons, in any transaction during 2014 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of their subsidiaries other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any Director, senior officer or nominee for Director of the Corporation, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Corporation’s SEDAR profile at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual Audited Consolidated Financial Statements for the year ended December 31, 2014 and the related Management’s Discussion and Analysis. Copies of the Corporation’s financial statements and related Management’s Discussion and Analysis are available upon request from the Corporation at 1200, 308 – 4th Avenue SW, Calgary, Alberta, T2P 0H7 (toll free number 1-888-272-4900).

OTHER MATTERS

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

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APPROVAL

The contents and sending of this Information Circular has been approved by the Board of Directors of the Corporation.

DATE

This Information Circular is dated March 12, 2015.

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SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. ARC and the Board place certain expectations on its members with regards to the performance of their duties and their behavior and decorum, some of which are outlined in this document.

General Expectations:

•	Members shall endeavor to maintain their status as an independent director and the ability to be objective as to what is in the best interests of ARC. Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director shall promptly advise the Board of the change in circumstances.

•	Members will be aware of and abide by ARC's Code of Business Policy and Ethics.

•	Members should have adequate strategic, analytical and communications skills so as to participate effectively in board discussions.

•	Members should have or obtain sufficient knowledge of ARC and the oil and gas business to assist in providing advice and counsel on relevant issues.

•	Members shall ensure that they have the time to review available materials in advance of meetings and are expected to attend all meetings of the Board and the committees on which they participate either in person or by tele-conference subject to unavoidable conflicts.

•	Members shall give notice to the Chair of the Board and the Policy and Board Governance Committee of any participation on any board of public corporations. Members should not participate in more than 4 boards of public corporations without the approval of the Chair of the Board and the Policy and Board Governance Committee.

•	Members shall not participate on the board of any publicly listed corporation where such participation may constitute a conflict of interest without the approval of the Chair of the Board and the Policy and Board Governance Committee.

Composition:

•	The Board shall be composed of at least seven individuals and not more than 12 individuals appointed by the shareholders at the Annual Meeting.

•	At least two-thirds of Board members should be independent Directors (within the meaning of section 1.4 of Multilateral Instrument 52-110) and free from any direct or indirect material relationship, being one that could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

•	At its meeting to approve the Information Circular for the annual meeting of the shareholders of ARC each year, the Board will consider and determine whether a director or nominee to be a director is an independent director.

•	The Board prefers to have a CEO as the only management member on the Board, although there may be times when it is appropriate to have an additional management member on the Board. The maximum of management and inside directors on the Board will be two.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee following:

•	a change in personal circumstances which would reasonably be expected to interfere with the ability to serve as a Director, including a conflict of interest;

•	a change in personal circumstances which would reasonably be expected to reflect poorly on the Corporation (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation); and

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•	a change in position or occupation of a Board member who was appointed or nominated for election to the Board on the basis of such member holding such position or occupation.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee upon reaching age 70 and annually thereafter.

•	Board members should offer their resignation from the Board to the Chairman of the Policy and Board Governance Committee if, at any election of directors conducted by ballot at an annual meeting of shareholders, the number of common shares withheld from voting for such person exceeds the number of common shares voted in favour of such person:

•	this requirement will not be applicable where the election involves a contested election outside of the slate nominated by the Board;

•	the Board will consider such resignation after receipt of the recommendation of the Policy and Board Governance Committee;

•	the resignation will be accepted except in situations where special circumstances would warrant the applicable member's continuation on the Board;

•	any replacement of the resigning member will be made on the recommendation of the Policy and Board Governance Committee at the discretion of the Board; and

•	disclosure to the public of the Board decision will be made within 90 days of the applicable annual meeting.

Share Dealings, Ownership and Compensation:

•	Members shall observe relevant statutory rules and requirements as wells as the corporation’s own policy in regard to the buying or selling of shares, warrants or other equity instruments of ARC.

•	Members will maintain a minimum ownership of 20,000 common shares (or equivalent securities which have been awarded in favour of any member under any compensation plan) after they have been on the board for at least 5 years. After 3 years on the board, directors are expected to own a minimum of 10,000 common shares or equivalent securities. Ownership may be direct or indirect and includes common shares (or equivalent securities) over which such directors exercise control or direction.

•	The Policy and Board Governance Committee will review the form and amount of compensation of the directors periodically in view of the responsibility and risks of being an effective director and directors' compensation of peer corporations. The Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of ARC Resources Ltd. ("ARC") is responsible for the stewardship of ARC and its subsidiaries. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of ARC. In general terms, the Board will:

(a)	in consultation with management of ARC, define the principal objectives of ARC;

(b)	monitor the management of the business and affairs of ARC with the goal of achieving ARC's principal objectives as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the Chief Executive Officer (the "CEO") to present annually to the Board a longer range strategic plan and a shorter range business plan for ARC's business, which plans must:

•	be designed to achieve ARC's principal objectives; and

•	identify the principal strategic and operational opportunities and risks of ARC's business;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of the ARC's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital plans;

•	approve limits on management's authority to conduct acquisitions and dispositions of assets, corporations and undeveloped lands;

•	approve the establishment of credit facilities; and

•	approve issuances of additional common shares or other instruments to the public;

Monitoring and Acting

•	monitor ARC's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint all of the officers, including the CEO, and determine the terms of employment with ARC of all of such officers;

•	approve the dividend policy of ARC;

•	ensure systems are in place for the implementation and integrity of ARC's internal control and management information systems;

•	monitor the "good corporate citizenship" of ARC, including compliance by ARC with all applicable safety, health and environmental laws;

•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of ARC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards; and

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•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by ARC and its officers and employees;

Compliance Reporting and Corporate Communications

•	ensure compliance with the reporting obligations of ARC, including that the financial performance of ARC is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of ARC a firm of chartered accountants to be appointed as ARC's auditors;

•	ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	ensure the timely reporting of any change in the business, operations or capital of ARC that would reasonably be expected to have a significant effect on the market price or value of the common shares of ARC;

•	ensure the corporate oil and gas reserve report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles;

•	report annually to shareholders on the Board's stewardship for the preceding year;

•	establish a process for direct communications with shareholders and other stakeholders through appropriate directors, including through the whistleblower policy; and

•	ensure that ARC has in place a policy to enable ARC to communicate effectively with its shareholders and the public generally;

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•	defining the mandate of each committee of the Board and the terms of reference for the chair of each committee;

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each director, each committee of the Board and its chair; and

•	establishing a system to enable any director to engage an outside adviser at the expense of ARC;

•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from the Audit, Reserves, Human Resources and Compensation, Health, Safety and Environmental, Risk, Policy and Board Governance committees and any other committee created by the Board to assist the Board in the performance of its duties.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	The Board shall meet at the end of its regular quarterly meetings without members of management being present.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer shall be available to attend all meetings of the Board or Committees of the Board upon invitation by the Board or any such Committee.

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•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of ARC and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of ARC.

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SCHEDULE C

SUMMARY OF RSU AND PSU PLAN

ARC’s RSU and PSU plan is designed to focus and reward employees for enhancing total shareholder return over the medium and long-term both on an absolute and relative basis.

Purpose

The principle purposes of the RSU and PSU Plan are as follows:

1.	To align RSUs and PSUs with the interests of ARC’s shareholders;
2.	To pay-for-performance;
3.	To encourage superior medium and long-term performance; and
4.	To attract and retain top talent.

Participation

All employees including executives participate in the RSU and PSU Plan. The weighting of PSUs versus RSUs awarded to an employee is directly linked to an employee’s position and their influence on ARC’s total return. Some employees receive only RSUs whereas executives receive only PSUs. RSUs and PSUs are granted twice a year in March and September.

As of 2011, Restricted Share Units (“RSUs”) are no longer included in the regular annual program for executives. The Board may, in unique circumstances, provide a grant to certain executives.

Dividends

RSUs and PSUs accumulate the full value of ARC’s monthly dividend and upon vesting the payout amount is adjusted to reflect these dividends.

Vesting

RSUs vest 1/3 annually over three years. On the vesting date the number of RSUs (adjusted to include accumulated dividends) is multiplied by the previous five day weighted average price of ARC’s Common Shares to determine the cash payment amount.

PSUs cliff vest (all at once) after three years. On the vesting date the number of PSUs (adjusted to include accumulated dividends) is multiplied first by a performance multiplier that can range from zero to two and then multiplied by the previous five day weighted average of ARC’s Common Shares to determine the cash payment amount.

Performance Multiplier

ARC’s peer group used to determine the performance multiplier for PSUs consists of companies that make up the S&P/TSX oil & gas exploration and production index on the grant date with certain exceptions determined by the HRCC from time-to-time. Currently ARC removes all international and oil sands companies and companies with production less than 20,000 boe per day from this group. The performance multiplier is based on the percentile rank of ARC’s total shareholder return and ranges on a sliding scale from zero for bottom quartile performance to a two for top quartile performance.

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Termination, Change of Control and Other Events

The table below outlines the treatment of RSUs and PSUs held by an employee (including executives) upon the occurrence of certain events.

Type	Treatment of Outstanding RSUs/PSUs

Termination for cause	All awards are cancelled on the termination date

Termination not for cause	All awards continue to vest for 30 days and are then cancelled

Voluntary Resignation	All awards are cancelled on the termination date

Change of Control	All awards immediately vest

Disability	All awards continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC – all awards active for over one year continue to vest on schedule
If the employee is 55 years of age and has 10 years of service or more with ARC – all awards continue to vest on schedule

☒Death	All awards immediately vest

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SCHEDULE D

SUMMARY OF SHARE OPTION PLAN

ARC’s Share Option Plan (the “Option Plan” or “Share Option Plan”) is a long-term incentive designed to focus and reward employees (including executives) for enhancing total long-term shareholder return on an absolute basis.

The maximum number of Common Shares issuable on exercise of share options (“Options” or “Share Options”) is limited, in the aggregate, to 14,225,000 Common Shares (which represented approximately 5% of the Common Shares which were issued and outstanding on December 31, 2011). Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

In addition, the number of Common Shares issuable pursuant to options granted under the Option Plan or any other security based compensation arrangements of the Corporation: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one (1) year period may not exceed 10% of the outstanding Common Shares. Options granted under the Option Plan are not assignable except in the event of death.

Purpose

The principle purposes of the Share Option Plan are as follows:

1.	To align share options with the interests of ARC’s shareholders;
2.	To pay-for-performance;
3.	To align compensation with ARC’s long-term business strategy;
4.	To encourage superior long-term performance; and
5.	To attract and retain top talent.

Participation

The Option Plan permits the granting of options to officers, employees, consultants and other service providers ("Optionees") of the Corporation and its subsidiaries. In no event shall options be granted to Directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

To date, Options have only been granted to executive and senior professional employees of ARC. Share options are granted annually in June.

Term and Vesting

Options have a term not exceeding seven (7) years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Committee (where "Committee" is defined in the Option Plan as the Compensation Committee or such other Committee of the Board of Directors of the Corporation as is appointed from time-to-time by the Board to administer the Option Plan or any matters related to such plan or, if no such Committee is appointed, the Board of Directors of the Corporation). In the absence of any determination to the contrary, options vest and are exercisable as to one-half (½) on each of the fourth and fifth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee. If an option is set to expire in seven (7) business days following the end of a "Black-Out Period" (as such term is defined in the Option Plan) and the Optionee is subject to the Black-Out Period, the expiry date of the option shall be extended for seven (7) business days following the Black-Out Period.

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Grant Price

The Grant Price of any options granted is determined by the Committee at the time of grant, provided that if the Common Shares are listed on a stock exchange the Grant Price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five (5) consecutive trading days immediately preceding the date of grant. The Exercise Price of any options granted under the Option Plan shall be, at the election of the Optionee holding such options, either: (a) the Grant Price; or (b) the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such option is exercised.

Termination, Change of Control and Other Events

The table below outlines the treatment of share options held by an employee upon the occurrence of certain events.

Type	Treatment of Outstanding Share Options

Termination for cause	All vested and unvested options are cancelled on the termination date

Termination not for cause	All unvested options continue to vest for 30 days and are then cancelled The employee has 3 months to exercise vested options

Voluntary Resignation	All vested and unvested options are cancelled on the termination date

Change of Control	All options immediately vest (1)(2)

Disability	All options continue to vest on schedule

Retirement	If the employee is 55 years of age and has 5 years of service with ARC – all options continue to vest for 3 years
If the employee is 55 years of age and has 10 years of service or more with ARC – all options continue to vest on schedule

Death	All options immediately vest and the executor has one year to exercise these options

Notes:

(1)	In the event of a "Change of Control" (as such term is defined in the Option Plan) the Option Plan provides for the acceleration of vesting of all outstanding and unvested options in order that such options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board determines otherwise. In the event of a Change of Control the Board may also determine that vested options (including those options for which vesting has been accelerated) will be purchased by the Corporation for an amount per option equal to the amount by which the fair market value of the consideration per share payable in the Change of Control transaction as determined by the Board exceeds the applicable Exercise Price. In addition to the above, the Board may determine to accelerate the vesting of any or all unvested options at any time and on such terms and conditions as it sees fit.
(2)	Notwithstanding the Change of Control provisions of the Option Plan, but subject to Board discretion, in respect of the options granted to each of the CEO, CFO and COO, in the event of a Change of Control, the vesting of unvested options held by them will not be accelerated in circumstances where (a) adjustments have been made to the options which are outstanding and held by them so that, following the Change of Control, the options entitle them to acquire securities of the continuing successor entity or purchasing entity; and (b) the Board has determined to accelerate the unvested options held by Optionees other than such executive officers. However, vesting will be accelerated on the occurrence of certain constructive dismissal events during the two (2) year period following the Change of Control.

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Cashless Exercise

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise ("Cashless Exercise") of an Optionee's vested and exercisable options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its options in exchange for the issuance by the Corporation of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the Exercise Price of such option.

Amendments

Without the prior approval of the shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed, if any), the Committee may not:

(a)	Make any amendment to the Option Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding options at any time;
(b)	Reduce the Exercise Price of any outstanding options or cancel an option and subsequently issue the holder of such option a new option in replacement thereof;
(c)	Extend the term of any outstanding option beyond the original expiry date of such option;
(d)	Increase the maximum limit on the number of securities that may be issued to insiders;
(e)	Make any amendment to the Option Plan to allow options to be granted to Directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;
(f)	Make any amendment to the Option Plan to permit an Optionee to transfer or assign options to a new beneficial Optionee other than in the case of death of the Optionee; or
(g)	Amend the restrictions on amendments that are provided in the Option Plan.

Subject to the restrictions set out above, the Committee may amend or discontinue the Option Plan and options granted thereunder without shareholder approval; provided that if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without the approval of such stock exchange. In addition, no amendment to the Option Plan or options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any option previously granted to such Optionee.

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SCHEDULE E

SUMMARY OF DSU PLAN

ARC’s Directors’ Deferred Share Unit (DSU) plan (the “DSU Plan”) provides for the deferral of a portion or all of the annual compensation of a Director and the adjustment of that deferred compensation to reflect the performance of ARC’s Common Shares until after the retirement of such Director.

Purpose

The principle purposes of the DSU Plan are as follows:

1.	To promote a greater alignment of interests between Directors of ARC and its shareholders;
2.	To support a compensation plan that is competitive and rewards long-term success of ARC as measured in total shareholder return; and
3.	To assist ARC’s ability to attract and retain qualified individuals with the experience and ability to serve as Directors.

Participation

All non-management Directors participate in the DSU Plan. Each Director receives 60% of their total annual remuneration in deferred share units (“DSUs”). The remaining 40% of Directors' compensation is paid in cash subject to a Director's right to elect to increase the percentage of DSUs (and reduce the percentage of cash) so that they receive up to 100% of their compensation as DSUs.

Dividends

When dividends are paid on ARC’s Common Shares, additional DSUs are credited to the Director’s DSU account.

Award Determination

Awards are granted on a quarterly basis and the number of DSUs granted is calculated by dividing the value of the award by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of grant.

Vesting & Expiry

DSUs vest upon granting but are not redeemable until the death or retirement of the Director. If the Director dies while in office, ARC will make a lump sum cash payment within 90 days equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of death.

If the Director retires he/she has until December 1 of the year following his/her retirement to redeem his/her awards in exchange for a cash payment equal to the number of DSUs outstanding multiplied by the weighted average trading price of ARC’s Common Shares on the TSX for the five trading days prior to the date of settlement ..

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SCHEDULE F

LONG TERM RESTRICTED SHARE AWARD PLAN

1.	Purposes of Plan

The principal purposes of this plan are as follows:

(a)	to retain and attract qualified officers and employees of the Corporation (as defined herein) and its subsidiaries and to provide compensation to such officers and employees that will reward them for their future services and contributions to the Corporation's long-term success;
(b)	to encourage such officers and employees to always think and act with a long-term orientation, specifically regarding long-term strategy development and execution and put forth maximum efforts for the success of the business of the Corporation; and
(c)	to focus management of the Corporation on total long-term shareholder return of the Corporation by providing them with the opportunity through Long Term Restricted Share Awards (as defined herein) to increase their proprietary interest in the Corporation.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)	"Board" means the board of directors of the Corporation;
(b)	"business day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are generally not open for business;
(c)	"Cash Award" means the portion of a Long Term Restricted Share Award which is paid in cash (which cash is intended to help the Grantee pay his or her taxes which result from the grant of the Long Term Restricted Share Award);
(d)	"Change of Control" means the first to occur of any of the following:
i.	any change in the registered holdings and/or beneficial ownership or control of the outstanding securities or other interests which results in:
a.	a person or group of persons "acting jointly or in concert" (as defined in the Securities Act (Alberta), as amended from time to time); and
b.	any "affiliate" or "associate" (each as defined in the Securities Act (Alberta), as amended from time to time) of such person or group of persons;
c.	holding, owning or controlling, directly or indirectly, more than 66⅔% of the outstanding voting securities or interests of the Corporation, other than:
d.	as a result of a transaction or series of transactions which the Board determines should not constitute a Change of Control; or
e.	pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold 33⅓% or more of the outstanding voting securities or interests of the public entity that following the completion of the reorganization holds, directly or indirectly, all or substantially all of the directly or indirectly held assets of the Corporation; or
ii.	the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons, other than:
a.	pursuant to an internal reorganization; or
b.	as part of a transaction or series of transactions which the Board determines should not constitute a Change of Control; or
c.	pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold 33⅓% or more of the outstanding voting securities or interests of the public entity that following the completion of the reorganization holds, directly or indirectly, all or substantially all of the directly or indirectly held assets of the Corporation; or
iii.	any determination by the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

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(e)	"Committee" means the Human Resources and Compensation Committee or such other committee of the Board as is appointed from time to time by the Board to administer the Plan or any matters related to the Plan or, if no such committee is appointed, the Board;
(f)	"Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 13 hereof, such other securities to which former holders of Common Shares may be entitled as a result of such adjustment;
(g)	"Constructive Dismissal" means, unless consented to in writing by the Grantee, any action which constitutes constructive dismissal of the Grantee including, without limiting the generality of the foregoing:
i.	a material decrease in the title, position, responsibility or powers of the Grantee;
ii.	a requirement to relocate to another city, province, or country; or
iii.	any material reduction in the value of the Grantee's benefits, annual base salary, compensation, plans and programs except where similar service providers of the Corporation are subject to relatively similar reductions;

provided that, Constructive Dismissal shall not include any removal of title or position on a temporary basis should the Grantee be anticipated to be unable to perform the material and substantial duties of the Grantee's employment or service for a period of six (6) cumulative months where such inability arises as a result of sickness or injury; and

(h)	"Corporation" means ARC Resources Ltd., and includes any successor corporation thereof;
(i)	"Disability" in respect of a Grantee means that such Grantee is receiving benefits under any long-term disability plan of the Corporation or a subsidiary of the Corporation;
(j)	"Election" means, if permitted by the Committee in its sole discretion, an election by a Grantee to receive a Long Term Restricted Share Award consisting entirely of Long Term Restricted Shares;
(k)	"Exchange" means, if applicable, the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;
(l)	"Good Reason" means any adverse change, by the Corporation and without the agreement of the Grantee, in any of the duties, powers, rights, salary, title, lines of reporting or the requirement that the Grantee be based anywhere other than the Corporation's Calgary executive office on a normal and regular basis, such that immediately after such change or series of changes, the responsibilities and status of the Grantee, taken as a whole, are not at least substantially equivalent to those assigned to the Grantee immediately prior to such change, or any reason which would be Constructive Dismissal;
(m)	"Grantees" means persons to whom Long Term Restricted Share Awards are granted;
(n)	"insider" and "associate" have the meaning set forth in the Securities Act (Alberta);
(o)	"Insider" means an insider of the Corporation and any person who is an associate of an insider of the Corporation;
(p)	"Long Term Restricted Share Award" means an award which is granted pursuant to the provisions hereof consisting of Long Term Restricted Shares and a Cash Award;
(q)	"Long Term Restricted Share Award Dividends" means cash or stock dividends paid on Long Term Restricted Shares. In the absence of any determination by the Committee to the contrary, the Corporation shall direct the Trustee to enroll the Common Shares issued pursuant to a Long Term Restricted Share Award in the Stock Dividend Program of the Corporation and such Common Shares which are held for the account of a Grantee and any stock dividends which are accumulated thereon shall be considered to be Long Term Restricted Share Award Dividends for the purpose of the Plan;
(r)	"Long Term Restricted Shares" means Common Shares issued pursuant to a Long Term Restricted Share Award;
(s)	"Market Price" means the volume weighted average trading price of the Common Shares on the Exchange (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Committee for such purpose) for the five (5) trading days immediately preceding the date of grant of Long Term Restricted Share Awards or on such day as is otherwise specified herein and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period provided, however, that if the Common Shares are not listed on a stock exchange the Market Price shall be determined by the Committee in its discretion;
(t)	"Plan" means this restricted share award plan of the Corporation, as the same may be amended or varied from time to time;
(u)	"Retirement" shall mean the date that a Grantee voluntarily ceases to be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation and enters into an agreement in respect of his or her retirement with the Corporation that is acceptable to the Corporation, or such other meaning as the Committee or the Board shall determine

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from time to time but, for greater certainty, shall not include any of the events described in paragraphs 9(a), (b), (c), (d) or (f). The agreement in respect of retirement referred to above will, among other things, restrict the Grantee's ability to engage in activities which are in competition with or are otherwise adverse to the interests of the Corporation as well as the consequences of breaching such restrictions;

(v)	"Security Based Compensation Arrangements" means: (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation's shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever;
(w)	"Service Provider" means a person or company engaged by the Corporation to provide services intended to be for an initial, renewable or extended period of twelve months or more;
(x)	"Trustee" means the trustee appointed to hold Long Term Restricted Shares and Long Term Restricted Share Award Dividends; and
(y)	"Unvested Long Term Restricted Shares" means, at any date, Long Term Restricted Shares held by the Trustee for the benefit of a Grantee which have not vested at such date.

3.	Administration

The Plan shall be administered by the Committee. The Committee shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Grantees and the Corporation subject to security holder approval if required by any applicable stock exchange.

4.	Granting of Long Term Restricted Share Awards

Subject to this Section 4, the Committee may from time to time designate officers and employees of the Corporation or its subsidiaries to whom Long Term Restricted Share Awards may be granted, the amount of each Long Term Restricted Share Award, the portion of each Long Term Restricted Share Award which will be paid by the issue by the Corporation of Long Term Restricted Shares and the portion of each Long Term Restricted Share Award which will be paid by the payment by the Corporation of a Cash Award, provided that the maximum number of Long Term Restricted Shares to be issued by the Corporation pursuant to Long Term Restricted Share Awards shall not exceed the limitations provided in Section 5 hereof.

In no event shall Long Term Restricted Share Awards be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

In no event shall a Grantee of a Long Term Restricted Share Award be entitled to receive a payment in excess of the amount of such Long Term Restricted Share Award to pay the taxes with respect to such Long Term Restricted Share Award.

5.	Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)	the maximum number of Common Shares issued pursuant to Long Term Restricted Share Awards which are granted under this Plan (but not including Long Term Restricted Shares which are issued and subsequently forfeited and cancelled prior to vesting) shall be limited to 1,600,000 Common Shares;
(b)	the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares;
(c)	the number of Common Shares issued to Insiders, within any one (1) year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares; and
(d)	Long Term Restricted Shares that are forfeited and cancelled prior to vesting shall be available for a subsequent grant of Long Term Restricted Share Awards pursuant to this Plan.

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6.	Long Term Restricted Shares and Cash Awards

The portion of a Long Term Restricted Share Award which is paid by the issue by the Corporation to the Grantee of Long Term Restricted Shares and the portion of a Long Term Restricted Share Award which is paid by the payment by the Corporation to the Grantee of a Cash Award shall be determined by the Committee as at the date of grant, provided, however, that if the Grantee has made an Election with respect to a Long Term Restricted Share Award to be made to him or her then the entire amount of such Long Term Restricted Share Award shall be paid by the issue by the Corporation to the Grantee of Long Term Restricted Shares.

7.	Issue Price of Long Term Restricted Shares

Long Term Restricted Shares which are issued by the Corporation pursuant to Long Term Restricted Share Awards shall be issued from treasury at a price which is fixed by the Committee as at the time of grant and if the Common Shares are listed on a stock exchange at such time, the issue price of the Long Term Restricted Shares shall not be less than the Market Price or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8.	Long Term Restricted Shares and Long Term Restricted Share Award Dividends to be Held in Trust
(a)	Long Term Restricted Shares which are issued by the Corporation pursuant to Long Term Restricted Share Awards and Long Term Restricted Share Award Dividends which are paid thereon shall be delivered to and held by the Trustee in trust for the benefit of Grantees and shall not be released to Grantees except as follows:
i.	Long Term Restricted Shares shall be released once they have vested in accordance with the Plan; and
ii.	in the absence of any determination by the Committee to the contrary, Long Term Restricted Share Award Dividends which are paid on Unvested Long Term Restricted Shares shall not be released until such Unvested Long Term Restricted Shares have vested.
(b)	The Corporation shall execute all agreements and other instruments with the Trustee as it determines necessary in order to settle the trust for the benefit of Grantees which is contemplated by this Plan.

9.	Vesting of Long Term Restricted Share Awards
(a)	In the absence of any determination by the Committee to the contrary, Long Term Restricted Shares issued pursuant to a Long Term Restricted Share Award will vest and be releasable by the Trustee to the Grantee as to one-third (⅓) of the number of such Long Term Restricted Shares on each of the eighth, ninth and tenth anniversaries of the date of grant (computed in each case to the nearest full share). The Committee shall also have the discretion to accelerate vesting of previously issued Long Term Restricted Shares on such terms and conditions as it may determine.
(b)	Cash Awards paid pursuant to Long Term Restricted Share Awards shall vest immediately on the date of grant.

10.	Long Term Restricted Share Award Terms

Each Long Term Restricted Share Award shall, among other things, contain provisions to the effect that the Long Term Restricted Share Award shall be personal to the Grantee and shall not be assignable except in the event of death as set forth in Section 9(f). In addition, each Long Term Restricted Share Award shall provide that:

(a)	Voluntary Resignation – if the Grantee voluntarily ceases to be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation other than as a result of such Grantee's Disability, Retirement or death, effective at the earlier of the last day of any notice period applicable in respect of such voluntary resignation and the date on which the Grantee ceases to actively perform all of the regular duties of the Grantee's job, all Unvested Long Term Restricted Shares held by the Trustee for the benefit of the Grantee shall be forfeited and returned to the Corporation for cancellation and any Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares and which are held by the Trustee on behalf of the Grantee shall be forfeited and returned to the Corporation;
(b)	Termination for Cause – if the Grantee shall no longer be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation, as a result of termination for cause, effective at the date on which notice is given to the Grantee of such termination, all Unvested Long Term Restricted Shares held by the Trustee for the benefit of the Grantee shall be forfeited by the Grantee and returned to the Corporation for cancellation and any Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares and which are held by the Trustee on behalf of the Grantee shall be forfeited and returned to the Corporation;

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(c)	Termination not for Cause – if the Grantee shall no longer be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation, as a result of termination other than termination for cause, effective at the date on which notice is given in respect of such termination, all Unvested Long Term Restricted Shares held by the Trustee for the benefit of the Grantee shall be forfeited by the Grantee and returned to the Corporation for cancellation and any Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares and which are held by the Trustee on behalf of the Grantee shall be forfeited and returned to the Corporation, unless determined otherwise by the Committee in its sole discretion;
(d)	Disability – if a Grantee ceases to be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation as a result of such Grantee's Disability, effective at the date of the Grantee's Disability, all Unvested Long Term Restricted Shares held by the Trustee for the benefit of the Grantee and any Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares and which are held by the Trustee for the benefit of the Grantee shall continue to be held by the Trustee for the benefit of the Grantee in accordance with the Plan;
(e)	Retirement – if a Grantee ceases to be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation as a result of such Grantee's Retirement then:
i.	if on the date of such Grantee's Retirement the Grantee has reached the age of sixty-two (62), effective at the date of the Grantee's Retirement, all Unvested Long Term Restricted Shares held by the Trustee for the benefit of the Grantee and any Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares and which are held by the Trustee for the benefit of the Grantee shall continue to be held by the Trustee for the benefit of the Grantee in accordance with the Plan; and
ii.	if on the date of such Grantee's Retirement the Grantee has reached the age of fifty-five (55) but has not yet reached the age of sixty-two (62), effective at the date of the Grantee's Retirement, the portion of the Unvested Long Term Restricted Shares and any Long Term Restricted Share Award Dividends paid thereon held by the Trustee for the benefit of the Grantee which is equal to: (A) the number of years that have passed since the grant date of the Unvested Long Term Restricted Shares divided by; (B) ten (10); shall continue to be held by the Trustee for the benefit of the Grantee in accordance with the Plan and the remaining Unvested Long Term Restricted Shares shall be forfeited and returned to the Corporation for cancellation and the remaining Long Term Restricted Share Award Dividends shall be forfeited and returned to the Corporation. If Unvested Long Term Restricted Shares from a number of Long Term Restricted Share Awards are held for the benefit of a Grantee on his or her Retirement then the foregoing calculation shall be made in respect of each such Long Term Restricted Share Award.

Furthermore, the Committee shall have the discretion, if it feels that it is appropriate, to alter the consequences of the Retirement of a Grantee on such Grantee's outstanding Unvested Long Term Restricted Share Awards and any Long Term Restricted Share Award Dividends paid thereon which are held by the Trustee for the benefit of the Grantee; and

(f)	Death – if the Grantee shall no longer be an officer of or be in the employ of either the Corporation or a subsidiary of the Corporation, as a result of the death of the Grantee, effective at the date of death of the Grantee, the vesting of all Unvested Long Term Restricted Shares which are outstanding and held by the Trustee for the benefit of the Grantee shall be accelerated and such Long Term Restricted Shares shall be released by the Trustee together with all Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares which are held by the Trustee for the benefit of the Grantee.

The Plan does not confer upon a Grantee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Grantee, the Corporation or a subsidiary thereof to terminate the Grantee's employment at any time.

11.	Payment Obligation

In the event that: (i) any Long Term Restricted Shares held by the Trustee for the benefit of a Grantee are forfeited to the Corporation; and (ii) such Grantee did not make an Election with respect to such Long Term Restricted Shares; then the Grantee shall be obligated to pay to the Corporation as soon as practicable following such forfeiture an amount equal to any tax savings to the Grantee that has resulted or will result from such forfeiture as determined by the Committee, acting reasonably (the "Repayment Obligation") and the Corporation shall have the power and right to deduct or withhold an amount up to but not greater than the Repayment Obligation from any and all amounts otherwise payable by the Corporation to the Grantee. With respect to such withholding, the Corporation shall have the irrevocable right to (and the Grantee consents to) the Corporation setting off any amounts to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to

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the Grantee (whether arising pursuant to the Grantee's relationship as an officer or employee of the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Grantee and the Corporation, each acting reasonably.

12.	Alterations in Common Shares

In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the vesting of any Long Term Restricted Share held by a Grantee or the Corporation shall pay a dividend upon the Common Shares by way of issuance to the holders thereof of additional Common Shares or make a distribution of assets to holders of Common Shares, any Long Term Restricted Shares which have not vested at the time of any such consolidation, subdivision, stock dividend or distribution of assets shall be replaced with the number of shares and other assets of the Corporation the Grantee would have received as a result of such consolidation, subdivision, stock dividend or distribution of assets if the Long Term Restricted Shares had vested and been released to the Grantee and the Grantee had held such Long Term Restricted Shares immediately prior to such consolidation, subdivision, stock dividend or distribution of assets. Upon any such adjustments being made, the Grantee shall be bound by such adjustments and shall accept such number of shares and other assets of the Corporation in lieu of the Long Term Restricted Shares previously outstanding. Adjustments under this section shall be binding and conclusive upon the Grantee.

13.	Merger, Amalgamation, Take-Over Bid or Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated in or with another corporation or if a take-over bid is made for Common Shares pursuant to which holders of Common Shares receive shares or securities of another corporation or other entity and such take-over bid is completed or if the Corporation shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation or other entity, including without limitation a transaction which constitutes a Change of Control, the Corporation shall make provision that, and Long Term Restricted Shares which have not vested on the effective date of such merger, amalgamation, take-over bid or sale, shall be replaced with such number of shares or securities of the continuing successor corporation or other entity in such merger or amalgamation or take-over bid or the securities or shares of the purchasing corporation or other entity as the Grantee would have received as a result of such merger, amalgamation, take-over bid or sale if the Long Term Restricted Shares had vested and been released to the Grantee and the Grantee had held such Long Term Restricted Shares immediately prior to such merger, amalgamation, take-over bid or sale, unless determined otherwise by the Board of Directors in its sole discretion. Adjustments under this Section 13 shall be made by the Board, and any reasonable determination made by the Board shall be binding and conclusive upon the Grantee.

14.	Change of Control
(a)	In the event of a Change of Control of the Corporation, the vesting provisions set out in Section 6 will not be accelerated as to any or all Unvested Long Term Restricted Shares which are outstanding except as provided in this Section 14.
(b)	If, in the period ending two (2) years from the effective date of the Change of Control, the Grantee either: (i) shall no longer be an officer of or be in the employ of the continuing successor corporation or other entity, as a result of termination by the continuing successor corporation or other entity other than termination for cause; or (ii) voluntarily ceases to be an officer of or be in the employ of the continuing successor corporation or other entity, with Good Reason; then the vesting of all Unvested Long Term Restricted Shares which are outstanding and held by the Trustee for the benefit of the Grantee shall be accelerated and such Long Term Restricted Shares shall be released to the Grantee together with all Long Term Restricted Share Award Dividends which were paid on such Unvested Long Term Restricted Shares which are held by the Trustee for the benefit of the Grantee.
(c)	Notwithstanding paragraph (b) above, the Board may accelerate the vesting of any or all Unvested Long Term Restricted Shares at any time and on such terms and conditions as the Board may, in its sole discretion, determine to be in the best interests of the Corporation.
(d)	Any determinations made by the Board under Section 14 shall be binding and conclusive upon the Grantee.

15.	Voting Rights

Grantees shall not have the right to exercise voting rights in respect of Unvested Long Term Restricted Shares held by the Trustee for the benefit of the Grantee or any Unvested Long Term Restricted Share Dividends which were paid on such Unvested Long Term Restricted Shares unless permitted by the Exchange.

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16.	Cessation of Employment or Service

For the purposes of this Plan and all restricted share award agreements, unless otherwise provided in the applicable restricted share award agreement or employment agreement, a Grantee shall be deemed to have terminated or resigned from employment with the Corporation or any of its subsidiaries, as applicable, for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Board) that the Grantee ceases in the active performance of all of the regular duties of the Grantee's job, which includes the carrying on of all of the usual and customary day-to-day duties of the job for the normal and scheduled number of hours in each working day, unless the foregoing is a result in a leave of absence ("Leave") approved for this purpose by the Committee or senior officer to whom such Grantee reports; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation or its subsidiaries, as applicable, in respect of such termination of employment. If the Grantee shall take a Leave, the Committee may, in its sole discretion, also modify or change the vesting of any Long Term Restricted Shares issued to such Grantee to take into account the period of the Leave.

17.	Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.

18.	Long Term Restricted Share Award Agreements

A written agreement will be entered into between the Corporation and each Grantee to whom a Long Term Restricted Share Award is granted hereunder, which agreement will set out the number and issue price of Long Term Restricted Shares comprising the Long Term Restricted Share Award, the amount of the Cash Award comprising the Long Term Restricted Share Award, the vesting dates for the Long Term Restricted Shares and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Long Term Restricted Share Award will comply with any provisions respecting Long Term Restricted Share Awards in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Long Term Restricted Share Award is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine.

19.	Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant of Long Term Restricted Share Awards under the Plan and the payment of dividends on Common Shares which are held by the Trustee on behalf of a Grantee. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Grantee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Grantee (whether arising pursuant to the Grantee's relationship as an officer or employee of the Corporation or otherwise), or may make such other arrangements satisfactory to the Grantee and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by directing the Trustee to sell such number of Common Shares held by the Trustee on behalf of the Grantee as the Corporation determines are required to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Grantee and which shall be and are authorized to be deducted from the proceeds of sale). The Grantee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares. Any reference in this Plan to the issuance of Common Shares or payment of cash or payment of dividends is expressly subject to this Section 19.

20.	No Guarantees Regarding Tax Treatment

Grantees (or their beneficiaries) shall be responsible for all taxes with respect to any Long Term Restricted Share Award under the Plan, whether arising as a result of the grant of Long Term Restricted Share Awards to Grantees, the payment of dividends on Common Shares which are held by the Trustee on behalf of Grantees or otherwise. The Corporation and the Committee

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make no guarantees to any person regarding the tax treatment of a Long Term Restricted Share Award or payments made under the Plan or a payment of dividends and none of the Corporation or any of its employees or representatives shall have any liability to a Grantee with respect thereto.

21.	Amendment or Discontinuance of the Plan

Subject to the restrictions set out in this Section 21, if applicable, the Committee may amend or discontinue the Plan and Long Term Restricted Share Awards granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. If the Common Shares are listed on a stock exchange, without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Committee may not:

(a)	make any amendment to the Plan to increase the maximum number of Common Shares reserved for issuance pursuant to Long Term Restricted Share Awards at any time pursuant to Section 5(a) hereof;
(b)	cancel a Long Term Restricted Share Award and subsequently issue the holder of such Long Term Restricted Share Award a new Long Term Restricted Share Award in replacement thereof;
(c)	make any amendment to the Plan to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(b) or (c);
(d)	make any amendment to the Plan to allow Long Term Restricted Share Awards to be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;
(e)	make any amendment to the Plan that would permit a Grantee to transfer or assign Long Term Restricted Shares to a new beneficial Grantee other than in the case of death of the Grantee; or
(f)	make any amendment to the Plan to amend this Section 21.

The Committee may amend or terminate the Plan or any outstanding Long Term Restricted Share Award granted hereunder at any time without the approval of the Corporation, the shareholders of the Corporation or any Grantee whose Long Term Restricted Share Award is amended or terminated, in order to conform the Plan or such Long Term Restricted Share Award, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

In addition, no amendment to the Plan or Long Term Restricted Share Awards granted pursuant to the Plan may be made without the consent of the Grantee, if it adversely alters or impairs any Long Term Restricted Share Award previously granted to such Grantee under the Plan. For greater certainty, amendments to the Plan or Long Term Restricted Share Awards granted pursuant to the Plan as contemplated by Section 13 or Section 14 shall not be considered to adversely alter or impair any Long Term Restricted Share Awards previously granted to Grantees under the Plan.

22.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

23.	Effective Time

This Plan shall be effective as of the 30th day of April, 2015.

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